Draft--February 23, 1996


                                                      1940 Act File No. 811-2145
                                                      1933 Act File No.

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               _________________

                                   FORM N-14

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                      [_]  Pre-Effective Amendment No. __
                      [_] Post-Effective Amendment No. __

                     LORD ABBETT BOND-DEBENTURE FUND, INC.
              (Exact Name of Registrant as Specified in Charter)


                 The General Motors Building, 767 Fifth Avenue
                           New York, New York 10153
                   (Address of Principal Executive Offices)
       Registrant's Telephone Number, Including Area Code: 800-426-1130

                               Kenneth B. Cutler
                         Vice President and Secretary
                     Lord Abbett Bond-Debenture Fund, Inc.
                          The General Motors Building
                               767 Fifth Avenue
                           New York, New York 10153
                    (Name and Address of Agent for Service)

                 Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of the registration statement.


NO FILING FEE IS REQUIRED BECAUSE AN INDEFINITE NUMBER OF SHARES ARE BEING REGISTERED PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940.

            IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE ON
                    MARCH     ,  1996 PURSUANT TO RULE 488.

================================================================================

                     LORD ABBETT BOND-DEBENTURE FUND, INC.

                             CROSS-REFERENCE SHEET
                          ITEMS REQUIRED BY FORM N-14


PART A
ITEM NO.  ITEM CAPTION                                              PROSPECTUS CAPTION
--------  ------------                                              ------------------
1.  Beginning of Registration Statement and Outside         Cover Page of Registration Statement;
    Front Cover Page of Prospectus                          Cover Page of Proxy Statement and
                                                            Prospectus

2.  Beginning and Outside Back Cover Page of                Table of Contents
    Prospectus

3.  Fee Table, Synopsis and Risk Factors                    Fee Table; Summary of Proposal

4.  Information about the Transaction                       Summary of Proposal;

5.  Information about the Registrant                        Summary of Proposal; Comparative
                                                            Information about the Acquiring Fund
                                                            and the Acquired Fund; Additional
                                                            Information; Prospectus of Lord
                                                            Abbett Bond-Debenture Fund, Inc.
                                                            dated May 1, 1995

6.  Information about the Company Being Acquired            Summary of Proposal; Comparative
                                                            Information about the Acquiring Fund
                                                            and the Acquired Fund

7.  Voting Information                                      Special Meeting of Shareholders of
                                                            the Acquired Fund; Notice of Special
                                                            Meeting of Shareholders; Summary of
                                                            Proposal

8.  Interest of Certain Persons and Experts                 Miscellaneous

9.  Additional Information Required for Reoffering          Not Applicable
    by Persons Deemed to be Underwriters

PART B                                                 STATEMENT OF ADDITIONAL
ITEM NO.  ITEM CAPTION                                 INFORMATION CAPTION
--------  ------------                                 -------------------
10.  Cover Page                                        Cover Page

11.  Table of Contents                                 Not Applicable

12.  Additional Information about the Registrant       Cover Page of Proxy Statement and
                                                       Prospectus; Acquiring Fund
                                                       Statement of Additional Information
                                                       incorporated by reference.

13.  Additional Information about the Company Being    Cover Page of Proxy Statement and
     Acquired                                          Prospectus; Acquired Fund Statement
                                                       of Additional Information
                                                       incorporated by reference.

14.  Financial Statements                              Pro-forma Financial Statements

PART C
ITEM NO.                                               PART C CAPTION
--------                                               --------------
15.  Indemnification                                   Indemnification

16.  Exhibits                                          Exhibits

17.  Undertakings                                      Undertakings

Signatures

[Letterhead of Lord Abbett Securities Trust - Lord Abbett Bond-Debenture Trust]


FROM THE CHAIRMAN OF THE BOARD
------------------------------


Dear Shareholder,

          Lord, Abbett & Co. is the investment manager for two funds with substantially similar investment objectives and policies: your Fund and Lord Abbett Bond-Debenture Fund, Inc. (the "Acquiring Fund"). To eliminate the offering of substantially identical funds and to take advantage of potential economies of scale, the Board of Trustees of your Fund has recommended that your Fund combine with the Acquiring Fund.

          If approved and consummated, this proposed combination of your Fund and the Acquiring Fund will be a tax-free reorganization for Federal income tax purposes.

          You are also being asked to ratify the selection of Deloitte & Touche LLP as your Fund's independent accountants. A shareholder vote is required on this matter in case the proposed combination is not consummated.

          The proposal is subject to the approval of shareholders of your Fund at a meeting to be held in New York on June 19, 1996 at 10:00 a.m.

          YOUR VOTE ON THESE ISSUES IS CRITICAL. TO ENSURE THAT YOUR VOTE IS COUNTED, IT IS IMPORTANT THAT YOU:

          1.  REVIEW THE ENCLOSED PROXY STATEMENT AND PROSPECTUS;

          2.  COMPLETE AND SIGN THE ENCLOSED PROXY CARD; AND

          3.  RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE AS SOON AS
              POSSIBLE.

Your prompt response will help save your Fund the expense of additional solicitations.

          We encourage you to review the enclosed materials. Because we believe this combination of funds is in the best interests of shareholders, we encourage you to vote in favor of this proposal.

                                            Sincerely,

                                            Ronald P. Lynch
                                            Chairman of the Board
April 17, 1996

                        LORD ABBETT SECURITIES TRUST -
                       LORD ABBETT BOND-DEBENTURE TRUST
                               767 Fifth Avenue
                           New York, New York 10153
                         Telephone No. (800) 426-1130



Notice of a Special Meeting of Shareholders
to be held on June 19, 1996                                       April 17, 1996


Notice is given hereby of a special meeting of the shareholders of Lord Abbett Securities Trust. The meeting will be held in the offices of Lord, Abbett & Co., on the 11th floor of The General Motors Building, 767 Fifth Avenue, New York, New York on June 19, 1996, at 10:00 a.m. for the following purposes and to transact such other business as may properly come before the meeting and any adjournments thereof.

ITEM 1. To consider and act upon an Agreement and Plan of Reorganization between Lord Abbett Bond-Debenture Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust, and Lord Abbett Bond-Debenture Fund, Inc. (the "Acquiring Fund") providing for (a) the transfer of all of the assets of the Acquired Fund to the Acquiring Fund in exchange for shares of a new class of the Acquiring Fund (to be designated "Class C Shares") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, (b) the distribution of such Class C Shares to the shareholders of the Acquired Fund and (c) the subsequent termination of the Acquired Fund. A vote in favor of this
         Item 1 will be deemed to be a vote to authorize the Acquired Fund, as the sole shareholder of Class C Shares prior to this reorganization, to approve a proposed distribution plan pursuant to Section 12 of the Investment Company Act of 1940, as amended, and Rule 12b-1 thereunder applicable to that class.

ITEM 2. To ratify the selection of Deloitte & Touche LLP as the independent auditors of the Lord Abbett Securities Trust for the current fiscal year.


                                         By order of the Board of Trustees


                                         Kenneth B. Cutler
                                         Vice President and Secretary

The Board of Trustees has fixed the close of business on March 22, 1996 as the record date for determination of shareholders of the Acquired Fund entitled to notice of and to vote at the meeting. Shareholders are entitled to one vote for each share held. As of March 22, there were ____ shares of the Acquired Fund issued and outstanding.

--------------------------------------------------------------------------------

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

SIGN, DATE AND RETURN IT IN THE ENVELOPE PROVIDED.

TO SAVE THE COST OF ADDITIONAL SOLICITATIONS, PLEASE MAIL YOUR PROXY PROMPTLY.

--------------------------------------------------------------------------------

            PROXY STATEMENT AND PROSPECTUS DATED MARCH       , 1996

                         ACQUISITION OF THE ASSETS OF
                 Lord Abbett Bond-Debenture Trust, a series of
                         Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

                   BY AND IN EXCHANGE FOR CLASS C SHARES OF
                     Lord Abbett Bond-Debenture Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130


          This Proxy Statement and Prospectus relates to Class C shares (the "Class C shares") of Lord Abbett Bond-Debenture Fund, Inc. (the "Acquiring Fund") to be issued to, and in exchange for all the assets of, Lord Abbett Bond-Debenture Trust (the "Acquired Fund") and, together with the Acquiring Fund, the "Funds"), a series of Lord Abbett Securities Trust (the "Trust"). In exchange for such assets, the Acquiring Fund will also assume all of the liabilities of the Acquired Fund. Following receipt of the Acquiring Fund Class C shares, the Acquired Fund will be terminated and the Class C shares will be distributed to the shareholders of the Acquired Fund. The shareholders of the Acquired Fund are being asked to vote to approve or disapprove these proposed transactions (the "Reorganization"), which are more fully described in this Proxy Statement and Prospectus.

          The Acquiring Fund and the Trust are open-end diversified investment management companies. The Acquiring Fund and the Acquired Fund have substantially similar investment objectives. The Acquiring Fund seeks high current income and the opportunity for capital appreciation to produce a high total return through a professionally-managed portfolio consisting primarily of convertible and discount debt securities, many of which are lower rated. The Acquired Fund seeks to achieve a high total return (current income and capital appreciation) from an actively-managed, diversified debt-security portfolio. Under normal circumstances, the Acquired Fund invests at least 65% of its total assets in bonds and/or debentures and seeks unusual values, particularly in lower-rated debt securities, sometimes referred to as "junk bonds," some of which are convertible into common stocks or have warrants to purchase common stocks. Lord, Abbett & Co. ("Lord Abbett") serves as investment manager to both Funds and will continue to serve as the investment manager of the Acquiring Fund after the Reorganization.

          The Class C shares of the Acquiring Fund will be a newly-created class of shares that will share pro-rata with the existing class of Acquiring Fund shares (the "Class A shares") in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses. See " -- Shares of the Acquiring Fund." The distribution and shareholder servicing arrangements for the Class C shares will be substantially the same as the arrangements currently applicable to the Acquired Fund shares. The trustees of the Trust believe that the proposed transaction will enable the shareholders of the Acquired

Fund to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under an investment objective substantially similar to that of the Acquired Fund. See " -- Reasons for the Reorganization."

          This Proxy Statement and Prospectus sets forth concisely the information about the Acquiring Fund that a shareholder of the Acquired Fund should know before voting on the Reorganization. It should be read and retained for future reference. Attached as Exhibit A to this Proxy Statement and Prospectus is a copy of the Agreement and Plan of Reorganization (the "Plan") for the Reorganization. This Proxy Statement and Prospectus is accompanied by the Prospectus of the Acquiring Fund dated May 1, 1995 (the "Acquiring Fund Prospectus"), which Prospectus is incorporated by reference herein. Also incorporated herein by reference are (a) the Statement of Additional Information dated the date hereof relating to this Proxy Statement and Prospectus, including the Statement of Additional Information of the Trust dated December 27, 1994 and the Statement of Additional Information of the Acquiring Fund dated May 1, 1995, and (b) the Prospectus of the Trust dated December 27, 1994 (the "Acquired Fund Prospectus") [a pre-effective amendment is to be filed to incorporate by reference the Prospectus and Statement of Additional Information of Lord Abbett Securities Trust to be dated March 1, 1996]. Such Statements of Additional Information and the Acquired Fund Prospectus are available, upon oral or written request, and at no charge, from the Acquiring Fund, at its above-noted telephone number and address.

================================================================================

                               TABLE OF CONTENTS


SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND....................... 2

FEE TABLE.................................................................. 4

ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION............. 5

    SUMMARY OF PROPOSAL.................................................... 5

    ....................................................................... 7

    COMPARATIVE INFORMATION ABOUT THE
       ACQUIRING FUND AND THE ACQUIRED FUND................................11

ITEM 2. - RATIFICATION OR REJECTION OF
    INDEPENDENT PUBLIC ACCOUNTANTS.........................................13

ADDITIONAL INFORMATION.....................................................14

Exhibit A - Agreement and Plan of Reorganization

Exhibit B - Comparison of Current and Proposed Investment Policies and
            Restrictions

================================================================================

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

             SPECIAL MEETING OF SHAREHOLDERS OF THE ACQUIRED FUND


          This Prospectus and Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Trustees of the Trust on behalf of the Acquired Fund to be used at a Special Meeting of Shareholders of the Trust to be held at 10:00 a.m. on June 19, 1996, at the offices of Lord Abbett on the 11th floor of the General Motors Building, 767 Fifth Avenue, New York, New York 10153, and at any adjournments thereof. This Prospectus and Proxy Statement and the enclosed proxy card are first being mailed to shareholders of the Acquired Fund on or about April 17, 1996.

          At the close of business on March 22, 1996 (the "Record Date"), there were issued and outstanding ____ shares of the Acquired Fund. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the meeting or any adjournment thereof. Shareholders of the Acquired Fund are entitled to one vote for each share. Under Delaware law, shares owned by two or more persons (whether as joint tenants, co-fiduciaries or otherwise) will be voted as follows, unless a written instrument or court order providing to the contrary has been filed with the Secretary of the Acquired Fund: (1) if only one votes, that vote binds all; (2) if more than one votes, the vote of the majority binds all; and (3) if more than one votes and the vote is evenly divided, the vote will be cast proportionately.

          Approval of the Plan and the Reorganization will require the affirmative vote of a majority of the shares of the Acquired Fund voted on the matter. One-third of the aggregate number of shares of the Acquired Fund shall be necessary to constitute a quorum for approval of the Plan and the Reorganization. Shares with respect to which there is an abstention or broker non-vote shall be counted for quorum purposes and shall not be treated as "voted" for purposes of determining whether the proposal has passed. If the enclosed form of proxy is properly executed and returned in time to be voted at the meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. A proxy may be revoked by the signer at any time at or before the meeting by written notice to the Acquired Fund, by execution of a later-dated proxy or by voting in person at the meeting. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization, FOR ratification of the selection of Deloitte & Touche as the Acquired Fund's independent auditors and on any other matters as deemed appropriate.

          Proxies will be solicited by mail. Additional solicitations may be made by telephone, facsimile or personal contact by officers or employees of Lord Abbett and its affiliates. The Acquired Fund may also request brokerage houses, custodians, nominees, and fiduciaries who are shareholders of record to forward proxy material to the beneficial owners. D.F. King & Co. has been retained to assist in the solicitation of proxies at an estimated cost of $_______. The cost of the solicitation will be borne by ______________.

          In the event that sufficient votes to approve the Plan are not received by the meeting date, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast and the nature of any further solicitation and any information to be provided to shareholders with respect to such a solicitation. Any such adjournment will require an affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

          If the Plan is not approved by the shareholders of the Acquired Fund, or if the Reorganization is not consummated for any other reason, the Acquired Fund will continue to engage in business as a series of the Trust.

                                   FEE TABLE

          Set forth below is a summary comparison of the expenses of (a) the shares of the Acquiring Fund (currently, the only class of Acquiring Fund shares, to be designated "Class A"), (b) the shares of the Acquired Fund and (c) on a pro-forma basis after giving effect to the Reorganization, the Class C shares of the Acquiring Fund (to be issued in the Reorganization in exchange for the shares of the Acquired Fund). The annual operating expenses shown in the summary comparison for the Acquiring Fund shares and the Acquired Fund shares are the actual expenses for the fiscal years ending December 31, 1995 and October 31, 1995, respectively, and those shown on a pro-forma basis for the Class C shares of the Acquiring Fund are the estimated expenses of such shares for the subsequent year had the Reorganization occurred on November 1, 1994. The example set forth below is not a representation of past or future expenses. Actual expenses may be greater or less than those shown.

                                                             ACQUIRING FUND SHARES                                 ACQUIRING FUND
SHAREHOLDER TRANSACTION EXPENSES                               (TO BE DESIGNATED                                   CLASS C SHARES
(AS A PERCENTAGE OF OFFERING PRICE)                                CLASS A)              ACQUIRED FUND SHARES        (PRO-FORMA)
------------------------------------------------------------------------------------------------------------------------------------

  Maximum Sales Load on Purchases/(1)/                              4.75%/(2)/               None/(3)/                  None/(3)/
------------------------------------------------------------------------------------------------------------------------------------

  Deferred Sales Load /(1)/                                         None/(2)/                1.00%/(4)/                 1.00%/(4)/
------------------------------------------------------------------------------------------------------------------------------------

ANNUAL OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
------------------------------------------------------------------------------------------------------------------------------------

   Management Fee                                                   0.47%                    0.50%                      0.46%/(5)/
------------------------------------------------------------------------------------------------------------------------------------

   Rule 12b-1 Fees                                                  0.21/(2)/                0.91/(3)/                  0.91/(3)(5)/
------------------------------------------------------------------------------------------------------------------------------------

   Other Expenses                                                   0.14                     0.26                       0.14/(5)/
------------------------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                            0.82                     1.67                       1.51/(5)/
------------------------------------------------------------------------------------------------------------------------------------

Example:  Assume each Fund's annual return is 5% and there is no change in the
-------
level of expenses described above. For every $1,000 invested, with reinvestment of all distributions, you would pay the following total expenses if you closed your account after the number of years indicated.

                                                     1 YEAR        3 YEARS      5 YEARS       10 YEARS
                                                     ------        -------      -------       --------
     ACQUIRING FUND CLASS A SHARES /(6)/               $55           $72          $91           $144
     ACQUIRED FUND SHARES /(6)/                        $17           $53          $91           $198
     ACQUIRING FUND CLASS C SHARES                     $15           $48          $82           $180
       (PRO-FORMA)/(6)/


(1) Sales "load" is referred to as sales "charge" and "deferred sales load" is referred to as "contingent deferred reimbursement charge" throughout this Proxy Statement and Prospectus.
(2) See "Purchases" in the Acquiring Fund Prospectus accompanying this Proxy Statement and Prospectus for descriptions of the front-end sales charges, the 1% contingent deferred reimbursement charges payable on sales and certain redemptions of these shares and the Rule 12b-1 plan applicable to the shares of the Acquiring Fund.
(3) Although the Acquired Fund does not, and the Acquiring Fund will not with respect to the Class C shares, charge a front-end sales charge, investors should be aware that long-term shareholders may pay, under the Rule 12b-1 plan of the Acquired Fund and under the Rule 12b-1 plan to be applicable to the Class C shares of the Acquiring Fund (which pays and will pay annual 0.25% service and 0.75% distribution fees), more than the economic equivalent of the maximum front-end sales charge as permitted by certain rules of the National Association of Securities Dealers, Inc.
(4) Redemptions of the Acquired Fund shares are, and redemptions of the Class C shares will be, subject to a 1% contingent deferred reimbursement charge if the redemption occurs before the first anniversary of the share purchase. For this purpose, Class C shares received in the Reorganization will be deemed to have been purchased on the date the holders purchased or were deemed to purchase the shares of the Acquired Fund exchanged for such Class C shares. See "12b-1 Plans" under "Information About Reorganization."
(5)  The expenses of the Acquiring Fund Class C Shares are estimated.
(6) Based on total operating expenses or estimated operating expenses shown in the table above.

The foregoing is provided to assist shareholders of the Acquired Fund in understanding the various expenses the holders of the shares of the Acquiring Fund and the holders of shares of the Acquired Fund have incurred and that holders of the shares of the Acquired Fund might incur as holders of the Class C shares following the Reorganization.
--------------------------------------------------------------------------------

        ITEM 1. - APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION

                              SUMMARY OF PROPOSAL

          The following is a summary of certain information contained elsewhere or incorporated by reference in this Proxy Statement and Prospectus and is qualified in its entirety by reference to such information.

OVERVIEW OF PROPOSED REORGANIZATION. The Plan provides for the transfer to the Acquiring Fund of all of the assets of the Acquired Fund in exchange for Class C shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund. The Class C shares will then be distributed to the Acquired Fund shareholders and the Acquired Fund will be terminated. As a result of the Reor ganization, each shareholder of the Acquired Fund will become the owner of that number of full and fractional Class C shares having an aggregate net asset value equal to the aggregate net asset value of their shares of the Acquired Fund, as of the close of business on the date the Acquired Fund assets are transferred to the Acquiring Fund. Consummation of the Reorganization is subject to the approval of the Acquired Fund's shareholders and other conditions, including Acquiring Fund shareholder approval of an amendment to its Articles of Incorporation authorizing the creation of the Class C shares.

          To avoid a need to call an Acquiring Fund shareholders' meeting after the Reorganization, shareholders of the Acquired Fund are being asked to authorize the Acquired Fund, as the sole Class C shareholder of the Acquiring Fund before the Reorganization, to approve the proposed distribution plan for the Class C shares. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

          The trustees of the Acquired Fund believe that the proposed Reorganization will enable the shareholders of the Acquired Fund to benefit from economies of scale while continuing to invest in a portfolio of securities managed by Lord Abbett under the same investment objective as that of the Acquired Fund. See "-- Reasons for Reorganization" for additional information about the reasons for the Reorganization.

BUSINESSES OF THE ACQUIRED AND ACQUIRING FUNDS. The Acquired Fund is a diversified series of the Trust, an open-end management investment company organized as a Delaware business trust under an Agreement and Declaration of Trust dated February 26, 1993. The Trust offers ten series, one of which is the Acquired Fund, each consisting of one class of shares. The Acquired Fund commenced investment operations on January 3, 1994. As of December 31, 1995, the Acquired Fund's net assets were approximately $148 million.

          The Acquiring Fund is an open-end, diversified, management investment company organized in 1970 and reincorporated under Maryland law on January 23, 1976. To date, the Acquiring Fund has offered only one class of shares. As of December 31, 1995, the Acquiring Fund's net assets were approximately $1.34 billion.

INVESTMENT OBJECTIVES AND POLICIES OF THE ACQUIRED FUND AND THE ACQUIRING FUND. The Acquired Fund and Acquiring Fund have substantially similar investment objectives. The Acquiring Fund seeks high current income and the opportunity for capital appreciation to produce a high total return through a professionally-managed portfolio consisting primarily of convertible and discount debt securities, many of which are lower rated. The Acquired Fund seeks to achieve a high total return (current income and capital appreciation) from an actively-managed, diversified debt-security portfolio. Under normal circumstances, the Acquired Fund invests at least 65% of its total assets in bonds and/or debentures and seeks unusual values, particularly in lower-rated debt securities, sometimes referred to as "junk bonds," some of which are convertible into common stocks or have warrants to purchase common stocks. The two Funds also have generally similar investment policies and restrictions. The Acquiring Fund is seeking to revise and reclassify certain of its investment policies and restrictions in order to provide greater flexibility in managing the investment portfolio of the Acquiring Fund. Most importantly, a number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be reclassified as non-fundamental for the Acquiring Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions."

          The portfolio of the Acquired Fund is expected to be suitable for the Acquiring Fund, and so no significant realignment of that portfolio is expected in connection with the Reorganization.

PURCHASES AND EXCHANGES. Shares of the Acquired Fund are, and Class C shares will be, available through certain authorized dealers at the public offering price, which is the net asset value per share. See " -- Shares of the Acquiring Fund." Shareholders of the Acquired Fund may now exchange their shares for shares of the other nine series of the Trust and for the shares of Lord Abbett U.S. Government Securities Money Market Fund, Inc. It is expected that holders of Class C shares will be able to exchange their shares for Class C shares of up to 13 other funds and series managed by Lord Abbett. Each exchange represents a sale of shares for which a shareholder may have to recognize a gain or loss under Federal income tax provisions.

RULE 12B-1 PLAN. The Acquired Fund has adopted a plan pursuant to Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan"), under which it pays service and distribution fees at the time shares are sold not to exceed 1% of the net asset value of such shares and at each quarter-end after the first anniversary of the sale of shares at an annual rate not to exceed 1% of the net asset value of such shares then outstanding. As part of the Reorganization, the Acquiring Fund will adopt a Rule 12b-1 Plan applicable to the Class C shares that will be substantially the same as the Acquired Fund's Rule 12b-1 Plan, except as noted below under " -- Rule 12b-1 Plan".

DIVIDEND POLICIES AND OPTIONS. The Acquired Fund distributes net investment income monthly as a dividend. It may also pay supplemental dividends and capital gains distributions in December or January. The Acquiring Fund has a similar dividend and distribution policy. The shareholders of each Fund may reinvest such dividends and distributions in additional shares at net asset value or take such amounts in cash.

REDEMPTION PROCEDURES. The redemption procedures of the Acquired Fund and the Acquiring Fund are substantially the same. See the Acquiring Fund Prospectus under "Redemptions."

TAX CONSIDERATIONS. The consummation of the Reorganization is subject to receipt of an opinion of counsel, substantially to the effect that, among other things, the Reorganization will not cause a gain or loss to be recognized by the Acquired Fund or its shareholders for federal income tax purposes. See "-- Federal Income Tax Considerations."

RISK FACTORS. Because of the similarities in the investment objectives of the Funds, Lord Abbett believes that the relative risks involved in investing in the Funds can be considered similar. However, the investment policies and restrictions of the Acquiring Fund have been made less restrictive compared to those of the Acquired Fund in order to provide greater flexibility in the future management of the investment portfolio of the Acquiring Fund. If the Acquiring Fund were to take to any significant extent the actions permitted by these less restrictive policies and restrictions, a result not now anticipated, the risks of investing in the Acquiring Fund could be greater than those involved in investing in the Acquired Fund. See "Comparative Information About the Acquiring Fund and the Acquired Fund -- Investment Objectives, Policies and Restrictions" below.





THE PLAN. On July 12, 1996, assuming the conditions referred to below are satisfied, the Acquired Fund will transfer all its assets to the Acquiring Fund (the date of such transfer is referred to herein as the "Closing Date") in exchange for (i) Class C shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets, less liabilities, of the Acquired Fund and (ii) the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund. The Acquired Fund will distribute as of the Closing Date such Class C shares pro-rata to its shareholders of record, determined as of the close of business on the Closing Date, in exchange for their shares of the Acquired Fund. The net asset value of Class C shares and the value of the Acquired Fund's assets and the amount of its liabilities will be determined as of the Closing Date in accordance with the valuation procedures set forth in the Acquiring Fund's Articles of Incorporation (see "Purchases" in the Acquiring Fund Prospectus). The valuation procedures used by the Acquiring Fund are the same as those used by the Acquired Fund.

          The obligations of the Acquiring Fund and the Acquired Fund to consummate the Reor ganization are subject to the satisfaction of certain conditions precedent, including (a) approval and authorization of the Reorganization by the vote of a majority of the shares of the Acquired Fund voted on the matter if a quorum is present, (b) receipt of a favorable ruling from the Internal Revenue Service to the effect that the issuance of various classes of shares by the Acquiring Fund will not result in dividends or distributions of the Acquiring Fund constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"), (c) a favorable opinion of legal counsel as to the federal income tax consequences of the proposed transaction as described below under "Federal Income Tax Considerations", and (d) approval by the shareholders of the Acquiring Fund of an amendment to its Articles of Incorporation authorizing the creation of additional classes of shares.

          The foregoing summary of the Plan does not purport to be complete, and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Plan, a copy of which is attached as Exhibit A.

REASONS FOR THE REORGANIZATION. The Board of Trustees of the Trust and the Board of Directors of the Acquiring Fund, including in each case a majority who are not "interested persons" (as defined in the 1940 Act) of either Fund or of Lord Abbett, approved the Plan and the Reorganization on March 14, 1996, and in this connection determined that participation in the proposed Reorganization is in the best interests of the shareholders of each of the Funds and that the interests of existing shareholders of the Funds will not be diluted as a result of the Reorganization. In doing so, the boards of the two Funds considered several factors, including that (a) the shareholders of the Acquired Fund are expected to benefit from economies of scale as shareholders of the larger Acquiring Fund, while continuing to invest in a portfolio of securities managed by Lord Abbett under a substantially similar investment objective, and (b) implementation of a multi-class fund structure for the Acquiring Fund is expected to (i) enable investors in the Acquiring Fund to choose the distribution option that best suits their individual situations, (ii) facilitate distribution of the Acquiring Fund's shares, and (iii) maintain the competitive position of the Acquiring Fund in relation to other funds that have implemented or are seeking to implement similar distribution arrangements.

          The trustees of the Trust and the directors of the Acquiring Fund are the same individuals.

SHARES OF THE ACQUIRING FUND. On or before the Closing Date, the Acquiring Fund will have two classes of shares, Class A shares (the existing class of the Acquiring Fund) and Class C shares (to be received by the shareholders of the Acquired Fund in the Reorganization). Each share of the Acquiring Fund, regardless of class, will share pro-rata (based on net asset value) in the portfolio and income of the Acquiring Fund and in the Acquiring Fund's expenses, except for differences in expenses resulting from different Rule 12b-1 Plans for the classes and certain other class specific expenses. See "Rule 12b-1 Plans" below. After the Reorganization, Class C shares will be offered at net asset value without an initial sales charge but if redeemed for cash before the first anniversary of purchase, will be subject to a contingent deferred reimbursement charge (a "CDRC") equal to 1% of the lower of their cost or then net asset value. Holding periods for shares purchased prior to the Reorganization will carry over for the purpose of determining the applicability of the CDRC.

          After the Closing Date, the Acquiring Fund may create and issue one or more classes of shares in addition to the Class A and C shares. Lord Abbett has advised the Board of Directors of the Acquiring Fund that it intends to propose to the board in the near future that the board authorize the Acquiring Fund to issue a third class of shares, to be designated the "Class B shares". If authorized, the Class B shares are expected to be sold without an initial sales charge and otherwise to be similar to the Class C shares except that (i) they will be subject to a contingent deferred sales charge ("CDSC") that is payable to the distributor of such shares, rather than subject to a contingent deferred reimbursement charge payable to the Acquiring Fund, as is the case with the Class C shares, (ii) the B share CDSC will be substantially larger than the 1% CDRC charged on early redemptions of Class C shares, (iii) the B share CDSC will apply over a period of time substantially longer than the 12 months applicable to the C share CDRC, and will scale down to zero over that longer period, and
(iv) the Class B shares will convert automatically into A shares at net asset value after a period of time.

          Shares of all classes of the Acquiring Fund will vote together on all matters affecting the Acquiring Fund, except for matters, such as approval of a Rule 12b-1 Plan, affecting only a particular class or classes. All shares voting on a matter will have identical voting rights. All issued shares of the

Acquiring Fund are fully paid and non-assessable, and shareholders have no preemptive or other right to subscribe to any additional shares. All shares within a series will have the same rights and be subject to the same limitations with respect to dividends, redemptions and liquidation except for differences resulting from class-specific Rule 12b-1 plans and related service plans and certain other class-specific expenses.

RULE 12B-1 PLANS. The Acquiring Fund is adopting a Rule 12b-1 Plan for the Class C shares (the "Class C 12b-1 Plan") substantially the same as the plan currently in effect for the Acquired Fund. The Acquired Fund's plan provides for payments to dealers through Lord Abbett of distribution and service fees (a) at the time shares are sold, not to exceed 0.75% and 0.25%, respectively, of the net asset value of the shares sold and (b) at the end of the quarter following the first anniversary of the sale of shares, and quarterly thereafter, at an annual rate not to exceed 0.75% and 0.25%, respectively, of the net asset value of such shares, including any shares issued for reinvested dividends and distributions after such first anniversary, so long as such shares remain outstanding. Lord Abbett may retain from the quarterly distribution fee, for the payment of distribution expenses incurred directly by it, an amount not to exceed 0.10% of the average annual net asset value of such shares outstanding. See the Acquired Fund Prospectus under "Purchases" for additional information concerning the Rule 12b-1 Plan of the Acquired Fund.

          There are two substantive changes in the Class C 12b-1 Plan: First,
                                                                       -----
payments under the plan may be made to all institutions and persons permitted by applicable law and/or rules to receive such payments ("Authorized Institutions"), rather than just to dealers, as is the case under the Acquired Fund's Rule 12b-1 Plan; and Second, the other party to the Class C 12b-1 Plan is
                            ------
to be Lord Abbett Distributor, LLC, a New York limited liability company, to be formed as a subsidiary of Lord Abbett ("Lord Abbett Distributor"), rather than Lord Abbett itself. Lord Abbett Distributor will take on all the underwriting functions currently performed directly by Lord Abbett.

          The Acquiring Fund will pay smaller Rule 12b-1 distribution and service fees in connection with the Class A shares. However, the Acquiring Fund will sell those shares subject to an initial sales charge (see the Acquiring Fund Prospectus under "Purchases"). The Acquired Fund does not impose, and the Acquiring Fund will not impose with respect to the Class C shares, an initial sales charge.

          The Class C 12b-1 Plan was approved on March 14, 1996, by the directors of the Acquiring Fund, including a majority of the directors who are not "interested persons" of the Acquiring Fund within the meaning of the 1940 Act and who will have no direct or indirect financial interest in the operations of such plan or in any agreements related thereto. Prior to the Reorganization, the Acquired Fund will purchase one Class C share, and as sole shareholder, will approve the Class C 12b-1 Plan prior to that class being issued to the Acquired Fund in the Reorganization. A vote in favor of the Reorganization will be deemed also to be a vote to authorize the Acquired Fund to take such action.

FEDERAL INCOME TAX CONSIDERATIONS. The consummation of the Reorganization is conditioned upon the receipt of an opinion of Debevoise & Plimpton, legal counsel to the Acquiring Fund and the Acquired Fund, substantially to the effect that, for Federal income tax purposes:

          (a) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for Class C shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund or upon the distribution of the Class C shares to the Acquired Fund's shareholders;

          (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for Class C shares and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund;

          (c) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for Class C shares;

          (d) the aggregate tax basis of the Class C shares received by any Acquired Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period for the Class C shares to be received by any Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

          (e) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

       The Funds have not sought a tax ruling from the Internal Revenue Service with respect to the tax consequences of the Reorganization, but will act in reliance upon the opinion of counsel. Such opinion is not binding on the Internal Revenue Service. Since the foregoing discussion relates only to the general Federal income tax consequences of the Reorganization, shareholders should also consult their tax advisors as to any state or local tax consequences of the Reorganization to them and any special circumstances that may apply in their individual circumstances.

EXPENSES OF THE REORGANIZATION. Expenses of the Reorganization, including legal and accounting expense, the costs of proxy solicitation and the preparation of this Prospectus and Proxy Statement, will be borne by __________. If the Reorganization is consummated, the expenses of the Acquired Fund, to the extent not paid prior to the Closing Date, will be assumed by the Acquiring Fund and taken into account in determining the net assets of the Acquired Fund for the purpose of calculating the number of Class C shares to be issued to the Acquired Fund.

CAPITALIZATION. The following table sets forth the capitalization of the Acquiring Fund and the Acquired Fund as of December 31, 1995, and the pro-forma capitalization of the Acquiring Fund as if the Reorganization had occurred on that date:

          ------------------------------------------------------------------------------------------
                                                                          CLASS A        CLASS C
                                                                         ACQUIRING      ACQUIRING
                                                                           FUND           FUND
                                       ACQUIRING FUND   ACQUIRED FUND   (PRO-FORMA -   (PRO-FORMA -
                                         (UNAUDITED)     (UNAUDITED)     UNAUDITED)     UNAUDITED)
                                       -------------     -----------     ----------     ---------
          -----------------------------------------------------------------------------------------
                                                  (In thousands, except per share values)
          -----------------------------------------------------------------------------------------
          Net Assets  ............        1,339,508        $147,638     $1,339,508       $147,638
          -----------------------------------------------------------------------------------------
          Net Asset Value per Share         $  9.29         $  4.82       $   9.29        $  9.29
          -----------------------------------------------------------------------------------------
          Shares Outstanding:               144,223          30,620        144,223         15,892
          -----------------------------------------------------------------------------------------

          The foregoing table reflects a pro-forma exchange ratio of approximately 0.5 Class C shares for each Acquired Fund share. If the Reorganization is consummated, the actual exchange ratio may vary from this ratio due to changes in the market value of the portfolio securities of both the Acquiring Fund and the Acquired Fund between December 31, 1995 and the Closing Date, and changes in the amounts of undistributed net investment income and accrued liabilities of the Acquiring Fund and the Acquired Fund during that period.


                       COMPARATIVE INFORMATION ABOUT THE
                     ACQUIRING FUND AND THE ACQUIRED FUND

FEES AND EXPENSES.   Both the Acquiring Fund and the Acquired Fund employ Lord
Abbett as their investment manager. Under the management agreement between the Acquiring Fund and Lord Abbett, the Acquiring Fund pays a monthly fee, based on average daily net assets for each month, at the annual rate of .5 of 1% of the Fund's first $500 million of average daily net assets and .45 of such assets over $500 million. For the fiscal year ended December 31, 1995, the Acquiring Fund paid Lord Abbett a management fee at an annual rate of 0.47 of 1% of average daily net assets. This management agreement will continue in effect following the Reorganization.

          Under the management agreement between the Trust and Lord Abbett, the Trust, on behalf of the Acquired Fund, is obligated to pay a monthly fee at the annual rate of 0.5 of 1% of average daily net assets. For the fiscal year ended October 31, 1995, the Acquired Fund paid Lord Abbett a management fee at an annual rate of 0.50 of 1% of average daily net assets.

          As shown under "Fee Table" above, the Reorganization is expected to have a favorable impact on the expense ratio experienced by the shareholders of the Acquired Fund. As shown above under "Fee Table," the pro-forma expense ratio for the Class C shares for the year ended October 31, 1995, calculated as if the Reorganization had occurred at the beginning of such year, was 1.51%, compared to an expense ratio of 1.67% for the Acquired Fund for such year.

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS. The Acquired Fund and Acquiring Fund have substantially similar investment objectives. The Acquiring Fund seeks high current income and the opportunity for capital appreciation to produce a high total return through a professionally-managed portfolio consisting primarily of convertible and discount debt securities, many of which are lower rated.

The Acquired Fund seeks to achieve a high total return (current income and capital appreciation) from an actively-managed, diversified debt-security portfolio. Under normal circumstances, the Acquired Fund invests at least 65% of its total assets in bonds and/or debentures and seeks unusual values, particularly in lower-rated debt securities, sometimes referred to as "junk bonds," some of which are convertible into common stocks or have warrants to purchase common stocks.

          The Acquired Fund and the Acquiring Fund have substantially the same investment policies and restrictions. However, the Acquiring Fund is seeking approval of its shareholders to simplify and make less restrictive its investment policies and restrictions in order to provide greater flexibility in managing its investment portfolio. A number of the investment policies and restrictions that are classified as fundamental for the Acquired Fund are to be reclassified as non-fundamental for the Acquiring Fund. In other instances, certain fundamental restrictions of the Acquired Fund are to be modified or eliminated in the case of the Acquiring Fund. Fundamental investment restrictions may not be changed without approval of the shareholders of a fund and the costs of shareholder meetings for these purposes generally are borne by the fund and its shareholders. The board may amend a non-fundamental restriction as it deems appropriate and in the best interest of the fund and its shareholders, without incurring the costs of seeking a shareholder vote. The fundamental restrictions of the Acquiring Fund would permit the following actions, among others, that are not permitted by the fundamental restrictions of the Acquired Fund: (i) short sales of securities and purchases of securities on
                     -
margin to the extent permitted by applicable law; (ii) borrowings from banks in
                                                   --
amounts up to one-third of total assets and such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities;
(iii) purchases and sales of commodities and commodity contracts in accordance
 ---
with applicable law so long as registration would not be required as a commodity pool operator under the Commodity Exchange Act; (iv) pledges to secure
                                                 --
borrowings or in connection with hedging transactions and other investment strategies; (v) investments in the securities of other investment companies; and
             -
(vi) purchases and sales of puts and calls.  Currently, the Acquiring Fund does
 --
not intend to take all such action, but the Board of Directors of the Fund believes it would be desirable for the Acquiring Fund to have the ability to do so in the future without further shareholder approval if such action was deemed desirable as an appropriate means of seeking the Acquiring Fund's investment objective.

          A summary comparison of the current investment policies and restrictions of the Acquired Fund and the Acquiring Fund and of the investment policies of the Acquiring Fund as proposed to be amended is set forth in Exhibit B to this Proxy Statement and Prospectus.

          For a full discussion and statement of the Acquiring Fund's investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquiring Fund Prospectus and "Investment Objective and Policies" in the Acquiring Fund Statement of Additional Information. For a full discussion and statement of the Acquired Fund investment objectives, policies and restrictions, see "Investment Objective" and "How We Invest" in the Acquired Fund Prospectus and "Investment Objective and Policies" in the Acquired Fund Statement of Additional Information. The summary comparison set forth in Exhibit B does not purport to be complete, and is subject in all respects to, and is qualified in its entirety by reference to, such statements of such policies and restrictions.

SHAREHOLDERS' RIGHTS.   The rights of the Acquired Fund shareholders will not
change in an adverse way as a result of the Reorganization. After the Reorganization, the rights of the former shareholders of the Acquired Fund (Class C shareholders of the Acquiring Fund) will be governed by the Acquiring Fund's Articles of Incorporation, By-Laws and applicable Maryland law rather than by the Trust's Declaration of Trust and By-Laws and applicable Delaware law. The operations of the Acquiring Fund will continue to be subject to the provisions of the 1940 Act and the rules and regulations of the Commission thereunder.

          The current Board of Directors of the Acquiring Fund is comprised of the same individuals as the current Board of Trustees of the Trust. The responsibilities, powers and fiduciary duties of the directors of the Acquiring Fund are substantially the same as those of the trustees of the Acquired Fund. The Acquiring Fund's By-Laws provide for indemnification of the directors for actual liabilities arising out of the directors' service in their capacity as directors of the Acquiring Fund, subject only to the conditions and limitations of applicable law. The Trust's Declaration of Trust provides for indem nification of the trustees against certain liabilities and expenses, except with respect to (i) any matter as to which any trustee has been adjudicated to have not acted in good faith in the reasonable belief that his or her action was in the best interest of the Acquired Fund, or (ii) any liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties. Acquired Fund shareholders may remove a trustee by a vote of two thirds of the eligible shares. Acquiring Fund shareholders may remove a director by the vote of a majority of eligible shares.

          Neither the Acquired Fund nor the Acquiring Fund regularly holds shareholder meetings. The By-laws of both Funds provide that a meeting of shareholders will be held upon the written request of holders of at least 25% of votes entitled to be cast.

          The foregoing is only a summary of certain rights of the shareholders of the Acquired Fund and of the rights these shareholders will have following the Reorganization as holders of Class C shares of the Acquiring Fund. It is not a complete description of the Declaration of Trust of the Acquired Fund, the Articles of Incorporation of the Acquiring Fund, the By-Laws of either Fund or the applicable Delaware or Maryland law. Shareholders desiring additional information about those documents and provisions of law should refer to such Declaration of Trust, Articles of Incorporation, By-Laws and provisions.

          The Board of Trustees of the Trust recommends that shareholders vote FOR the approval of the proposed Agreement and Plan of Reorganization and the Reorganization.


                    ITEM 2. - RATIFICATION OR REJECTION OF
                        INDEPENDENT PUBLIC ACCOUNTANTS

          The Board of Trustees of the Trust has selected Deloitte & Touche LLP as the independent public accountants for the Trust for the fiscal year ending October 31, 1996. The Act requires that such selection be submitted for ratification or rejection at the next annual meeting of shareholders if such meeting be held. Deloitte & Touche LLP (or a predecessor firm) acted as the Acquired Fund's independent auditors for the year ended October 31, 1995, and for a number of years prior thereto.

Based on information in the possession of the Trust, and information furnished by Deloitte & Touche LLP, the firm has no direct financial interest and no material indirect financial interest in the Trust. A representative of Deloitte & Touche LLP is expected to attend the annual meeting and will be provided with an opportunity to make a statement and answer appropriate questions.

          The Board of Trustees of the Trust recommends that shareholders vote to ratify the selection of Deloitte & Touche LLP as the Trust's independent public accountants for the fiscal year ending October 31, 1996.


                            ADDITIONAL INFORMATION

          To the knowledge of the Acquiring Fund and the Trust, as of March 22, 1996, no person owned of record or beneficially 5% or more of the outstanding shares of the Acquiring Fund, the Acquired Fund or the Trust. As of December 31, 1995, the directors and officers of the Acquiring Fund, as a group, and the trustees and officers of the Trust, as a group, owned less than 1% of the outstanding shares of each of the Acquiring Fund, the Acquired Fund and the Trust.

          The Acquiring Fund and the Trust (of which the Acquired Fund is a series) are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed by such entities can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C., and at the Northeast Regional Office in New York, 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained by mail from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

                                                         Draft-February 23, 1996
                                                                       Exhibit A
                                                                       ---------


                     AGREEMENT AND PLAN OF REORGANIZATION

          THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as
of this       day of      , 1996, by and between Lord Abbett Bond-Debenture
Fund, Inc. (the "Acquiring Fund"), a Maryland corporation, and Lord Abbett Securities Trust (the "Trust"), a Delaware business trust, on behalf of its series Bond-Debenture Trust (the "Acquired Fund").

          WHEREAS, this Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code");

          WHEREAS, the reorganization (the "Reorganization") will consist of the transfer of all of the assets of the Acquired Fund in exchange for Class C shares of capital stock of the Acquiring Fund (the "Acquiring Fund Class C Shares" and each an "Acquiring Fund Class C Share") and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Class C Shares to the shareholders of the Acquired Fund in termination of the Acquired Fund, all upon the terms and conditions hereinafter set forth in this Agreement;

          WHEREAS, the Trust and the Acquiring Fund are open-end, registered investment companies of the management type;

          WHEREAS, the Acquired Fund is a series of the Trust and the Acquired Fund owns securities that generally are of the character in which the Acquiring Fund is permitted to invest;

          WHEREAS, the Acquiring Fund is authorized to issue and currently has outstanding a single class of shares (the "Acquiring Fund Class A Shares"), and prior to the consummation of the Reorganization, will seek to amend its Articles of Incorporation to provide for the authorization and issuance of shares of additional classes of capital stock, including Acquiring Fund Class C Shares, which will share pro rata with each other class in the portfolio, income and expenses of the Acquiring Fund, except that each class will bear the expense of its own distribution and shareholder servicing arrangements and certain other expenses;

          WHEREAS, after the multiple class share structure is authorized by the Acquiring Fund but before the Acquiring Fund Class C Shares are issued to the Acquired Fund pursuant to the Reorganization, the Acquired Fund is to purchase one Acquiring Fund Class C share and as sole shareholder approve a plan pursuant to

Section 12(b) of the Investment Company Act of 1940 (the "1940 Act") and Rule 12b-1 thereunder (a "Rule 12b-1 Plan") applicable to the Acquiring Fund Class C Shares;

          WHEREAS, the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined under the 1940 Act ), of the Trust has determined that the Reorganization is in the best interests of the Acquired Fund's shareholders and that the interests of the existing shareholders of the Acquired Fund will not be diluted as a result of this transaction; and

          WHEREAS, the Board of Directors, including a majority of the Directors who are not "interested persons" (as defined under the 1940 Act) of the Acquiring Fund, has determined that the Reorganization is in the best interests of the Acquiring Fund's shareholders and that the interests of the existing shareholders of the Acquiring Fund will not be diluted as a result of this transaction;

          NOW THEREFORE, in consideration of the premises and of the agreements hereinafter set forth, the parties hereto agree as follows:

1.   REORGANIZATION.

          1.1. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Trust will transfer assets of the Acquired Fund as set forth in paragraph 1.2 to the Acquiring Fund, and the Acquiring Fund will in exchange therefor, (i) deliver to
                                                                   -
the Acquired Fund the number of Acquiring Fund Class C Shares, including fractional Acquiring Fund Class C Shares, determined by dividing the net value of the Acquired Fund's assets so transferred computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Acquiring Fund Class A Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume all of the liabilities of the Acquired Fund. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

          1.2. (a) The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all of its property, including, without limitation, all cash, securities and dividends or interest receivables and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

          (b) The Acquiring Fund has a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund has a statement of the Acquiring Fund's investment objectives, policies and restrictions. The Acquired

Fund reserves the right to sell any of its securities but will not, without the prior approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest. The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Acquired Fund with a list of the securities, if any, on the Acquired Fund's list referred to in the first sentence of this paragraph which do not conform to the Acquiring Fund's investment objectives, policies and restrictions. In the event that the Acquired Fund holds any investments which the Acquiring Fund may not hold, the Acquired Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the portfolios of the Acquired Fund and the Acquiring Fund, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Acquired Fund, if requested by the Acquiring Fund, will dispose of and/or reinvest a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

          1.3. As provided in paragraph 3.4, as soon after the Closing Date as is conveniently practicable, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date, the Acquiring Fund Class C Shares it receives pursuant to paragraph 1.1. Such distribution will be accomplished by establishing Acquiring Fund shareholder accounts in the names of each Acquired Fund shareholder, representing the respective pro rata number of full and fractional Acquiring Fund Class C Shares due each shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

          1.4. Any transfer taxes payable upon issuance of Acquiring Fund Class C Shares in a name other than the registered holder of the shares of the Acquired Fund on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Class C Shares are to be issued and transferred.

          1.5. The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.3, be terminated by a majority of the Trust's Trustees' executing an instrument pursuant to Section
5.4 of the Declaration and Agreement of Trust of the Trust abolishing the Acquired Fund. Any reporting responsibility of the Trust with respect to the Acquired Fund is and shall remain the responsibility of the Trust up to and including the Closing Date and following the termination of the Acquired Fund.

2.   VALUATION

          2.1. The net value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets, less the Acquired Fund's liabilities assumed by the Acquiring Fund, computed as of the close of regular trading on New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's Articles of Incorporation.

          2.2. The net asset value of one Acquiring Fund Class A Share shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's Articles of Incorporation.

          2.3. All computations of value shall be made by the Acquiring Fund and the Acquired Fund in accordance with the regular practice of the Acquiring Fund.

3.   CLOSING AND CLOSING DATE

          3.1. The Closing Date shall be July 12, 1996, or such other date as the parties may agree to in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held as of 5:00 p.m. at the offices of [specify location in New Jersey], or at such other time and/or place as the parties may agree.

          3.2. In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

          3.3. At the Closing, the Acquired Fund shall direct its custodian to deliver to the custodian of the Acquiring Fund, for the Acquiring Fund's account, all of its portfolio securities and other assets held by such custodian for the Acquired Fund's account, duly endorsed in proper form for transfer as appropriate, in such condition as to constitute good delivery thereof in accordance with the custom of the

Acquiring Fund's custodian, and shall be accompanied by all necessary federal and state stock transfer stamps or a check for the appropriate purchase price thereof.

          3.4. The Acquired Fund shall direct its transfer agent to deliver to the transfer agent of the Acquiring Fund on the Closing Date a list of the names and addresses of the Acquired Fund's shareholders and the number of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall direct its transfer agent to issue and deliver a confirmation evidencing the Acquiring Fund Class C Shares to be credited to the Acquired Fund's account on the Closing Date to the transfer agent of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Class C Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts, assumption agreements or other documents as such other party or its counsel may reasonably request.

4.   REPRESENTATION AND WARRANTIES

          4.1. With respect to the Acquired Fund, the Trust represents and warrants to the Acquiring Fund as follows:

          (a) The Trust is a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the 1940 Act is in full force and effect.

          (b) The Acquired Fund is a series of the Trust. The Trust is duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry out this Agreement.

          (c) The current prospectus and statement of additional information of the Trust conform (and any prospectus or statement of additional information of the Trust issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the Securities Act of 1933 Act, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (and will be) made, not materially misleading.

          (d) The Trust is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Declaration and Agreement of Trust or By-laws or of any agreement, instrument, contract or other undertaking to which the Trust is a party or by which it is bound.

          (e) The Trust has no material contracts or other commitments which will be terminated with liability to the Trust on, prior to or after the Closing Date.

          (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Trust or any of the Acquired Fund's properties or assets, which if adversely determined would materially and adversely affect the financial condition of the Acquired Fund or the conduct of the Acquired Fund's business. The Trust knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects the business of the Acquired Fund or the ability of the Trust to consummate the transactions contemplated herein.

          (g)  True and correct copies of the Acquired Fund's (i) Statement of
                                                               -
     Net Assets as at October 31, 1995 and (ii) Statements of Operations and
                                            --
     Changes in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Acquiring Fund. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquired Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquired Fund as of such date required to be reflected or disclosed in such Statement of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

          (h) Since October 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.

          (i) The Trust will file the final federal and other tax returns of the Acquired Fund for the period ending on the Closing Date in accordance with the Code. At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

          (j) For the most recent fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.

          (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held of record by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into any shares of the Acquired Fund.

          (l) At the Closing Date, the Acquired Fund will have good and marketable title to its assets to be transferred to the Acquiring Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund prior to the date hereof.

          (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Trust's Trustees, and subject to the due approval of the Acquired Fund's shareholders, this Agreement, assuming due authorization, execution and delivery by the Acquiring Fund, constitutes a valid and binding obligation of the Trust on behalf of the Acquired Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles. The Trust's Board of Trustees has called a meeting of the Trust's shareholders at which the shareholders of the Acquired Fund are to consider and act upon this Agreement.

          (n) The information furnished and to be furnished by the Trust on behalf of the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

          (o) The combined prospectus and proxy statement (the "N-14 prospectus and proxy statement") and the related statement of additional information included in the Registration Statement on Form N-14 of the Acquiring Fund (the "N-14 Registration Statement") did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact relating to the Acquired Fund or the meeting of the Trust shareholders referred to therein or omit to state a material fact required to be stated therein or necessary to make the statements therein relating to the Acquired Fund or such special meeting, in light of the circumstances under which such statements were made, not materially misleading.

          (p) The Acquiring Fund Class C Shares to be issued to the Acquired Fund hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

          4.2. The Acquiring Fund represents and warrants to the Acquired Fund as follows:

          (a) The Acquiring Fund is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

          (b) The Acquiring Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to own all of its properties and assets and to carry out this Agreement.

          (c) The current prospectus and statement of additional information of the Acquiring Fund conform (and any prospectus or statement of additional information of the Acquiring Fund issued prior to the Closing Date will conform) in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not (and will not) include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were (or will be) made, not materially misleading.

          (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result in, a material violation of its Articles of Incorporation or By-laws or of any agreement, instrument, contract or other undertaking to which the Acquiring Fund is a party or by which it is bound.

          (e) The Acquiring Fund has no material contracts or other commitments which will be terminated with liability to the Acquiring Fund on, prior to or after the Closing Date.

          (f) Except as otherwise disclosed in writing to and accepted by the Acquired Fund, no litigation or administrative proceeding or investigation before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of the Acquiring Fund's properties or assets, which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis of the institution of such a proceeding and is not party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

          (g)  True and correct copies of the Acquiring Fund's (i) Statement of
                                                                -
     Net Assets as at December 31, 1995, and (ii) Statements of Operation and
                                              --
     Changes in Net Assets for the 12-month period then ended, including the accompanying notes, have been furnished to the Trust. Such Statement of Net Assets and such Statements of Operations and Changes in Net Assets (and the accompanying notes) have been audited by Deloitte & Touche LLP, independent certified public accountants. Such statements have been prepared in accordance with generally accepted accounting principles consistently applied, and such statements fairly reflect the financial condition and the operations and changes in net assets of the Acquiring Fund as of such date and for such period, respectively. There are no known contingent liabilities of the Acquiring Fund as of such date required to be reflected or disclosed in such Statements of Net Assets or notes in accordance with generally accepted accounting principles that are not so reflected or disclosed.

          (h) Since December 31, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquired Fund.

          (i) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Closing Date shall have been filed, and all federal and other taxes shown as due on such returns and reports shall have been paid, or provision shall have been made for the payment thereof, and to the best of the Acquiring Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns.

          (j) For the most recent fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and the Acquiring Fund intends to do so in the future.

          (k) All issued and outstanding shares of the Acquiring Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquiring Fund, nor is there outstanding any security convertible into shares of the Acquiring Fund.

          (l) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets.

          (m) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquiring Fund's Board of Directors, and assuming due authorization, execution and delivery by the Acquired Fund, this Agreement constitutes a valid and binding obligation of the Acquiring Fund, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles.

          (n) The N-14 Registration Statement (except insofar as it relates to the Acquired Fund or the special meeting of its shareholders referred to therein) did not on the effective date of the N-14 Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading.

          (o) The Acquiring Fund Class C Shares to be issued and delivered to the Acquired Fund pursuant to the terms of this Agreement have been duly authorized by the Board of Directors of the Acquiring Fund, and, when issued and delivered at the Closing in accordance with this Agreement, will be duly and validly issued Acquiring Fund Class C Shares and will be fully paid and non-assessable with no personal liability attaching to the ownership thereof.

          (p) The Board of Directors of the Acquiring Fund has duly adopted a resolution (a copy of which has been furnished to the Trust) authorizing the creation and issuance of Acquiring Fund Class C Shares.

5.   COVENANTS

          5.1. The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date. It is understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions and any other dividends and distributions deemed advisable.

          5.2. After the amendment to the Acquiring Fund's Articles of Incorporation referred to in clause (i) of paragraph 4.2(p) has been duly approved by the shareholders of the Acquiring Fund, the Acquiring Fund will duly file with the State Department of Assessments and Taxation of Maryland (i)
                                                                        -
articles of amendment setting forth such amendment and otherwise complying with applicable Maryland requirements and (ii) the articles supplementary referred to
                                      --
in clause (iii) of paragraph 4.2(p).
           ---

          5.3. At or after the Closing, the Trust will deliver or otherwise make available to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities to it and the holding periods of such securities, as of the Closing Date.

          5.4. The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund's shares.

          5.5. Subject to the provisions of this Agreement, the Acquired Fund and the Acquiring Fund each will take, or cause to be taken, all action, and do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

          5.6. Prior to the Closing Date, the Board of Trustees of the Trust will declare such dividends and distributions, payable no later than [90] days after the Closing Date, to shareholders of record of the Acquired Fund as of the Closing Date, which, together with all such previous dividends and distributions, shall have the effect of distributing to the shareholders of the Acquired Fund all of the investment company taxable income and exempt-interest income of the Acquired Fund for all taxable years ending on or prior to the Closing Date. The dividends and distributions declared by the Acquired Fund shall also include all of the Acquired Fund's net capital gain realized in all taxable years ending on or prior to the Closing Date (after reduction for any capital loss carry forward). Such dividends and distributions declared prior to the Closing Date shall be paid by the Acquiring Fund no later than [90] days after the Closing Date.

          5.7. As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code.

          5.8. The Acquired Fund will provide the Acquiring Fund with any additional information reasonably necessary for any revision of the N-14 Prospectus and Proxy Statement referred to in paragraph 4.1(o), all to be included in any amendment to the N-14 Registration Statement, in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund's shareholders to consider approval of this Agreement and the Reorganization.

6.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST

          The obligations of the Trust, on behalf of the Acquired Fund, to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund in all material respects of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          6.1. All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

          6.2. The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

7.   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

          The obligations of the Acquiring Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Trust in all material respects of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following further conditions:

          7.1. All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

          7.2. The Trust shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its Chairman, President or a Vice President and its Treasurer or an Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement.

8.   FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUST AND THE ACQUIRING
     FUND

          If any of the conditions set forth below do not exist on the Closing Date with respect to the Acquiring Fund or the Acquired Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

          8.1. This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Trust's Declaration and Agreement of Trust and By-laws. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.1.

          8.2. On the Closing Date, no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

          8.3. All consents of other parties and all other consents, orders, rulings and permits of federal, state and local regulatory authorities (including those of the Commission, the Internal Revenue Service and state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, ruling or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund.

          8.4. The N-14 Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

          8.5. The parties shall have received a favorable opinion of Debevoise & Plimpton, addressed to the Acquiring Fund and the Trust and satisfactory to the

Secretary of each such party, substantially to the effect that for federal income tax purposes:

          (a) the acquisition by the Acquiring Fund of all of the assets of the Acquired Fund solely in exchange for the issuance of Acquiring Fund Class C Shares to the Acquired Fund and the assumption of all of the Acquired Fund liabilities by the Acquiring Fund, followed by the distribution by the Acquired Fund, in complete liquidation, of the Acquiring Fund Class C Shares to the Acquired Fund shareholders in exchange for their Acquired Fund shares, will be treated as a "reorganization" within the meaning of
     Section 368(a) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

          (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund;

          (c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of liabilities of the Acquired Fund or upon the distribution of the Acquiring Fund Shares to the Acquired Fund's shareholders;

          (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares;

          (e) the aggregate tax basis for the Acquiring Fund Shares received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and

          (f) the tax basis of the Acquired Fund's assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund.

          Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Trust may waive the conditions set forth in this paragraph 8.5.

          8.6. The Acquiring Fund shall have duly adopted a Rule 12b-1 Plan for the Acquiring Fund Class C Shares acceptable to the Trust.

9.   BROKERAGE FEES AND EXPENSES

          9.1. The Acquiring Fund represents and warrants to the Acquired Fund, and the Trust represents and warrants to the Acquiring Fund, that there are no brokers or finders entitled to receive any payments in connection with the transactions provided for herein.

          9.2. Except as may be otherwise provided herein, the Acquiring Fund and the Acquired Fund each shall pay, or provide for the payment of, the expenses incurred by it in connection with entering into and carrying out the provisions of this Agreement.

10.  ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

          10.1. The parties hereto agree that no party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

          10.2. None of the representations and warranties included or provided for herein shall survive the consummation of the transactions contemplated hereby.

11.  TERMINATION

          11.1. This Agreement may be terminated at any time prior to the Closing Date: (1) by the mutual agreement of the Trust and the Acquiring Fund;
(2) by the Trust in the event that the Acquiring Fund shall, or by the Acquiring Fund in the event that the Trust shall, materially breach any representation or warranty contained herein or any agreement contained herein and to be performed at or prior to the Closing Date; or (3) by either party if a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

          11.2. In the event of any such termination, there shall be no liability for damages on the part of either the Trust, the Acquired Fund or the Acquiring Fund or their respective Trustees, Directors or officers to the other party, but the Acquiring Fund and the Acquired Fund shall each bear, or provide for the payment of, the expenses incurred by it incidental to the preparation and carrying out of this Agreement as provided in paragraph 9.2.

12.  AMENDMENTS; WAIVERS

          12.1. This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Trust and the Acquiring Fund; provided, however, that following the approval of the Acquired Fund shareholders referred to in paragraph 8.1, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Class C Shares to be issued to the Acquired Fund's shareholders under this Agreement to the detriment of such shareholders without their further approval.

          12.2. At or at any time prior to the Closing either party hereto may by written instrument signed by it (i) waive any inaccuracies in the representations and warranties made to it contained herein and (ii) waive compliance with any of the covenants or conditions made for its benefit contained herein.

13.  NOTICES

          Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be given by personal delivery addressed to the Acquired Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary; or to the Acquiring Fund, 767 Fifth Avenue, New York, New York, 10153, Attention: Office of the Secretary.

14.  HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT; LIMITATION OF LIABILITY

          14.1. The article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          14.2. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

          14.3. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          14.4. (a) This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, corporation or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

          (b) The Acquiring Fund is hereby expressly put on notice of the limitation of liability as set forth in Article IV of the Declaration and Agreement of Trust of the Trust and agrees that the obligations assumed by the Trust pursuant to this Agreement shall be limited in any case to the Acquired Fund and its assets and the Acquiring Fund shall not seek satisfaction of any such obligation from the shareholders of the Trust, the trustees, officers, employees or agents of the Trust or any of them or from any other assets of the Trust.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its Chairman of the Board, President or Vice President and attested by its Secretary or Assistant Secretary.


Attest:                  LORD ABBETT SECURITIES TRUST
                         on behalf of Lord Abbett Bond-Debenture Trust


                         By:   _______________________________
                                Name:
Name:   _____________
Title: Secretary                Title:



Attest:                  LORD ABBETT BOND-DEBENTURE
                         FUND, INC.


                         By:   _______________________________
                                Name:
Name:   _____________
Title: Secretary                Title:

                                                                       EXHIBIT B
                                                                       ---------



    COMPARISON OF CURRENT AND PROPOSED INVESTMENT POLICIES AND RESTRICTIONS

      Comparison of certain investment policies and restrictions of Lord Abbett Bond-Debenture Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust, and Lord Abbett Bond-Debenture Fund, Inc. (the "Acquiring Fund") and proposed revised investment policies and restrictions of the Acquiring Fund.

------------------------------------------------------------------------------------------------------------------------------------

         POLICY/RESTRICTION OF THE                   POLICY/RESTRICTION OF THE                 PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                               ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                               --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

SHORT SALES/MARGIN.
NON-FUNDAMENTAL                                  FUNDAMENTAL                                NON-FUNDAMENTAL
Subject to certain exceptions, the               Subject to certain exceptions, the         The Fund may not make short sales of
Fund may not sell short or buy on                Fund may not sell short or buy on          securities or maintain a short position
margin.                                          margin.                                    except to the extent permitted by
                                                                                            applicable law.

                                                                                            FUNDAMENTAL
                                                                                            The Fund may purchase securities on
                                                                                            margin to the extent permitted by
                                                                                            applicable law.
-----------------------------------------------------------------------------------------------------------------------------------
BORROWING.
FUNDAMENTAL                                      FUNDAMENTAL                                FUNDAMENTAL
The Fund may not borrow in excess                The Fund may not borrow in excess          The Fund may not borrow money,
of 5% of its gross assets taken at cost          of 5% of its gross assets taken at cost    except that (i) the Fund may borrow
market value, whichever is lower                 or market value, whichever is lower        from banks (as defined in the 1940
at the time of borrowing and then                at the time of borrowing and then          Act) in amounts up to 33 1/3% of its
only as a temporary measure for                  only as a temporary measure for            total assets (including the amount bor
emergency purposes.                              emergency purposes.                        rowed), (ii) the Fund may borrow up
                                                                                            to an additional 5% of its total assets
                                                                                            for temporary purposes, and (iii) the
                                                                                            Fund may obtain such short-term
                                                                                            credit as may be necessary for the
                                                                                            clearance of purchases and sales of
                                                                                            portfolio securities.
-----------------------------------------------------------------------------------------------------------------------------------

UNDERWRITING.                                                                               FUNDAMENTAL
FUNDAMENTAL                                      FUNDAMENTAL                                The Fund may not engage in the
The Fund may not engage in the                   The Fund may not engage in the             underwriting of securities, except,
underwriting of securities, except               underwriting of securities except, to      pursuant to a merger or acquisition or
pursuant to a merger or acquisition or           the extent that, in connection with the    to the extent that, in connection with
to the extent that, in connection with           disposition of its portfolio securities,   the disposition of its portfolio secur
the disposition of its portfolio secu            it may be deemed to be an under            ities, it may be deemed to be an
rities, it may be deemed to be an                writer under federal securities laws.      underwriter under federal securities
underwriter under federal securities                                                        laws.
laws.
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

         POLICY/RESTRICTION OF THE                   POLICY/RESTRICTION OF THE                 PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                               ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                               --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

LENDING.
FUNDAMENTAL                                      FUNDAMENTAL                                FUNDAMENTAL
The Fund may not lend money or                   The Fund may not make loans, except        The Fund may not make loans to
securities, except that it may lend              for (a) time or demand deposits with       other persons, except that the
portfolio securities subject to certain          banks, (b) purchasing commercial           acquisition of bonds, debentures or
limitations.  The Acquired Fund also             paper or publicly-offered debt secu        other corporate debt securities and
may enter into certain repurchase                rities at original issue or otherwise,     investment in government obligations,
agreements.                                      (c) certain short-term repurchase          commercial paper, pass-through
                                                 agreements and (d) loans of our            instruments, certificates of deposit,
                                                 portfolio securities to registered         bankers acceptances, repurchase
                                                 broker-dealers, subject to certain         agreements or any similar instruments
                                                 exceptions.                                shall not be subject to this limitation
                                                                                            , and except further that the Fund may
                                                                                            lend its portfolio securities, provided
                                                                                            lending of portfolio securities may be
                                                                                            made only in accordance with
                                                                                            applicableguidelines set forth in the
                                                                                            Fund's Prospectus and State ment of
                                                                                            Additional Information, as they may be
                                                                                            amended from time to time.
-----------------------------------------------------------------------------------------------------------------------------------
REAL ESTATE/COMMODITIES.
FUNDAMENTAL                                      FUNDAMENTAL                                FUNDAMENTAL
The Fund may not deal in real estate,            The Fund may not deal in oil, gas or       The Fund may not buy or sell real
commodities or commodity contracts,              mineral leases, real estate, com-          estate (except that the Fund may
excluding the securities of companies            modities or commodity contracts            invest in securities directly or
which deal in or hold real estate or             except that the Fund may invest in         indirectly secured by real estate or
commodities.                                     securities issued by companies which       interests therein or issued by
                                                 invest in real estate or interests         companies which invest in real estate
                                                 therein).                                  or interests therein), commodity or
                                                                                            commodity contracts (except to the
                                                                                            extent the Fund may do so in accordance
                                                                                            with applicable law and without
                                                                                            registering as a commodity pool operator
                                                                                            under the Commodity Exchange Act as, for
                                                                                            example, with futures contracts).

                                                                                            NON-FUNDAMENTAL
                                                                                            The Fund may not invest in real
                                                                                            estate limited partnership interests or
                                                                                            interests in oil, gas or other mineral
                                                                                            leases, or exploration or other
                                                                                            development programs, except that
                                                                                            the Fund may invest in securities
                                                                                            issued by companies that engage in
                                                                                            oil, gas or other mineral exploration
                                                                                            or development activities.
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

         POLICY/RESTRICTION OF THE                   POLICY/RESTRICTION OF THE                 PROPOSED POLICY/RESTRICTION OF
               ACQUIRED FUND                               ACQUIRING FUND                            THE ACQUIRING FUND
               -------------                               --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

DIVERSIFICATION.
FUNDAMENTAL                                  FUNDAMENTAL                                 FUNDAMENTAL
With respect to 75% of  its gross            With respect to 75% of  its gross           With respect to 75% of its gross
assets, the Fund may not buy                 assets, the Fund may not buy                assets, the Fund may not buy
securities of one issuer representing        securities of one issuer representing (i)   securities of one issuer representing more
(i) more than 5% of the Fund's gross         more than 5% of the Fund's gross            than (i) 5% of its gross assets, except
assets, except securities issued or          assets, except securities issued or         securities issued or guaranteed by the
guaranteed by the U.S. Government,           guaranteed by the U.S. Government,          U.S. Government, its agencies or in
its agencies or instrumentalities, or        its agencies or instrumentalities, or       strumentalities, or (ii) 10% of the
(ii) 10% of the voting securities of         (ii) 10% of the voting securities of        voting securities of such issuer.
such issuer.                                 such issuer.
-----------------------------------------------------------------------------------------------------------------------------------
INVESTMENT IN A SINGLE
INDUSTRY.
FUNDAMENTAL                                  FUNDAMENTAL                                 FUNDAMENTAL
The Fund may not concentrate its             The Fund may not invest more than           None stated.
investments in any single industry           25% of its assets, taken at market
excluding U.S. Government                    value, in the securities of issuers in
securities.                                  any particular industry.
-----------------------------------------------------------------------------------------------------------------------------------
RESTRICTED/ILLIQUID
SECURITIES.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                             NON-FUNDAMENTAL
The Fund may not invest more than            The Fund may not invest more than           The Fund may not invest, knowingly,
15% of its total assets in restricted or     15% of its total assets in restricted or    more than 15% of its net assets (at
illiquid securities, except, subject to      illiquid securities.                        the time of investment) in illiquid
state law, for securities qualifying for                                                 securities, except for securities
resale under Rule 144A of the                                                            qualifying for resale under Rule 144A
Securities Act of 1933, deemed to be                                                     of the Securities Act of 1933, deemed
liquid by the Board of Trustees.                                                         to be liquid by the Board of
                                                                                         Directors.
-----------------------------------------------------------------------------------------------------------------------------------
MORTGAGING AND PLEDGING
OF ASSETS.
NON-FUNDAMENTAL                              FUNDAMENTAL                                 FUNDAMENTAL
The Fund may not, with certain               The Fund may not pledge, mortgage           The Fund may not pledge its assets
exceptions, pledge, mortgage or              or hypothecate its assets.                  (other than to secure borrowings, or
hypothecate its assets.                                                                  to the extent permitted by the Fund's
                                                                                         investment policies, in connection
                                                                                         with hedging transactions, short sales,
                                                                                         when-issued and forward commitment
                                                                                         transactions and similar investment
                                                                                         strategies).
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

       POLICY/RESTRICTION OF THE                 POLICY/RESTRICTION OF THE                 PROPOSED POLICY/RESTRICTION OF
            ACQUIRED FUND                            ACQUIRING FUND                            THE ACQUIRING FUND
            -------------                            --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS IN SECURITIES
OF OTHER INVESTMENT COM
PANIES.
NON-FUNDAMENTAL                             FUNDAMENTAL
The Fund may not, with certain              The Fund may not buy securities
exceptions, invest in the securities of     issued by any other open-end invest            NON-FUNDAMENTAL
other investment companies.                 ment company (except pursuant to a             The Fund may not invest in the
                                            plan of merger, consolidation or               securities of other investment
                                            acquisition of assets), although it may       companies, except as permitted by
                                            invest up to 5% of its gross assets in        applicable law.
                                            such companies if purchased in the
                                            open market at customary commission
                                            rates.


-----------------------------------------------------------------------------------------------------------------------------------
OPTIONS.
NON-FUNDAMENTAL                                FUNDAMENTAL                                 NON-FUNDAMENTAL
The Fund may not buy or sell puts or           The Fund may not buy or sell puts or        None stated.
calls, although the Fund may buy,              calls, although the Fund may buy,
hold or sell warrants.                         hold or sell warrants acquired with
                                               debt securities.
-----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN SECURITIES
OF ISSUERS IN OPERATION
FOR LESS THAN THREE YEARS.
NON-FUNDAMENTAL                                FUNDAMENTAL                                 NON-FUNDAMENTAL
The Fund may not invest in securities          The Fund may not invest more than           The Fund may not invest in securities
of issuers which, with their                   5% of gross assets in securities of         of issuers which, with their
predecessors, have a record of less than       issuers which have a record of less         predecessors, have a record of less
three years continuous operations,             than three years continuous                 than three years continuous
except through subscription or other           operations, including predecessor           operations, except if more than 5% of
rights limited to 5% of net assets.            companies.                                  the Fund's total assets would be
                                                                                           invested in such securities (this
                                                                                           restriction shall not apply to
                                                                                           mortgage-backed securities, asset-
                                                                                           backed securities or obligations issued
                                                                                           or guaranteed by the U.S.
                                                                                           Government, its agencies or
                                                                                           instrumentalities).
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

     POLICY/RESTRICTION OF THE                   POLICY/RESTRICTION OF THE                 PROPOSED POLICY/RESTRICTION OF
           ACQUIRED FUND                               ACQUIRING FUND                            THE ACQUIRING FUND
           --------------                              --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

OWNERSHIP OF PORTFOLIO
SECURITIES BY OFFICERS AND
DIRECTORS.
NON-FUNDAMENTAL                             FUNDAMENTAL                                 NON-FUNDAMENTAL
Fund may not hold securities of             The Fund may not hold securities of         The Fund may not hold securities of
any issuer if more than 1/2 of 1% of        any issuer, any of whose officers,          any issuer if more than 1/2 of 1% of
the securities of such issuer are           directors or security holders is an         the securities of such issuer are
owned beneficially by one or more           officer, director or partner of the         owned beneficially by one or more
officer or trustee or by one or more        Funds investment adviser or an              officers or Directors or by one or
partners of the underwriter of              officer or director of the Fund, if         more members or partners of the
investment advisor if together they         more than 1/2 of 1% of the securities       underwriter or investment advisor if
own more than 5% of the securities of       of such issuer are owned beneficially       together they own more than 5% of
such issuer.                                such person or if together they own         the securities of such issuer.
                                            beneficially more than 5% of the
                                            securities of such issuer.
-----------------------------------------------------------------------------------------------------------------------------------
TRANSACTIONS WITH
CERTAIN PERSONS.
                                            FUNDAMENTAL
None stated (but certain restrictions       The Fund, subject to certain                None stated (but certain restrictions
may exist under applicable law).            exceptions, may not engage in securities    may exist under applicable law).
                                            transactions with its officers, directors
                                            or employees, underwriter or
                                            investment adviser or with officers,
                                            directors or firms (acting as
                                            principals) with which any of the fore
                                            going are associated.
-----------------------------------------------------------------------------------------------------------------------------------
SENIOR SECURITIES.
                                                                                        FUNDAMENTAL
FUNDAMENTAL                                 None.                                       The Fund may not issue senior
                                                                                        securities to the extent such issuance
The fund may not issue senior                                                           would violate applicable law.
securities.

-----------------------------------------------------------------------------------------------------------------------------------
DEFAULTED SECURITIES.

FUNDAMENTAL                                 None.                                       None.

The Fund may not invest more than
10% of the market value of its gross
assets at the time of investment in
debt securities which are in default as
to interest or principal.
-----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

     POLICY/RESTRICTION OF THE                   POLICY/RESTRICTION OF THE                 PROPOSED POLICY/RESTRICTION OF
           ACQUIRED FUND                               ACQUIRING FUND                            THE ACQUIRING FUND
           -------------                               --------------                            ------------------
------------------------------------------------------------------------------------------------------------------------------------

PURCHASE OF WARRANTS.
NON-FUNDAMENTAL                              NON-FUNDAMENTAL                             NON-FUNDAMENTAL
The Fund may not invest more than            Pursuant to state law, the Fund will        The Fund may not invest in warrants
2% of its net assets in rights or            not invest more than 5% of its assets       if, at the time of the acquisition, its
warrants not listed on the New York          in warrants and not more than 2% of         investment in warrants, valued at the
Stock Exchange or American Stock             such value in warrants not listed on        lower of cost or market, would
Exchange.                                    the New York or American Stock              exceed 5% of the Fund's total assets
                                             Exchanges, except when they form a          (included within such limitation, but
                                             unit with other securities.  As a           not to exceed 2% of the Fund's total
                                             matter of policy the Fund will not          assets, are warrants which are not
                                             invest more than 5% of its assets in        listed on the New York or American
                                             rights.                                     Stock Exchange or a major foreign
                                                                                         exchange).
-----------------------------------------------------------------------------------------------------------------------------------

           STATEMENT OF ADDITIONAL INFORMATION DATED MARCH __, 1996

                         ACQUISITION OF THE ASSETS OF
                 Lord Abbett Bond-Debenture Trust, A SERIES OF
                         Lord Abbett Securities Trust
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

                   BY AND IN EXCHANGE FOR CLASS C SHARES OF
                     Lord Abbett Bond-Debenture Fund, Inc.
                 The General Motors Building, 767 Fifth Avenue
                              New York, NY 10153
                                (800) 426-1130

          This Statement of Additional Information, relating specifically to the proposed transfer of the assets of Lord Abbett Bond-Debenture Trust (the "Acquired Fund"), a series of Lord Abbett Securities Trust (the "Trust"), to Lord Abbett Bond-Debenture Fund, Inc. (the "Acquiring Fund") in exchange for Class C shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, consists of (i) this cover page, (ii) the
                                                   -                    --
pro-forma financial statements of the Acquiring Fund as at December 31, 1995 and for the 12-month period then ended prepared as though the reorganization referred to above had occurred on January 1, 1995 attached hereto as Exhibit A, and (iii) the following described documents, each of which accompanies this
     ---
Statement of Additional Information and is incorporated herein by reference:

          1. Statement of Additional Information of the Acquiring Fund dated May 1, 1995.

          2. Statement of Additional Information of the Trust dated March 1, 1996, insofar as it relates to the Acquired Fund. /*/

          3. The financial statements of the Acquiring Fund for the fiscal year ended December 31, 1995, and the report thereon of Deloitte & Touche LLP, independent auditors, contained in the 1995 Annual Report of the Acquiring Fund./*/

          4. The financial statements of the Acquired Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants, contained in the 1995 Annual Report of the Acquired Fund.

          The financial statements referred to above are incorporated herein in reliance upon the authority of Deloitte & Touche LLP as experts in auditing and accounting. This Statement of Additional Information is not a prospectus. A Proxy Statement and Prospectus dated the date hereof relating to the

_______________________

/*/ A pre-effective amendment is to be filed to incorporate by reference these documents.

above-referenced matter may be obtained without charge by calling or writing the Acquiring Fund at the telephone number or address set forth above. This Statement of Additional Information should be read in conjunction with such Proxy Statement and Prospectus.


Pro-Forma Portfolio of Investments Fund
(unaudited) December 31, 1995

                                                                             Lord Abbett
                                                  Lord Abbett                Securities Trust
                                                  Bond-Debenture Fund        Bond-Debenture Trust    Pro-Forma combined
                                                  Principal     Market       Principal    Market     Principal     Market
Security                                          Amount        Value        Amount       Value      Amount        Value
INVESTMENTS IN SECURITIES 107.7%
LOWER RATED STRAIGHT DEBT (Note 2) 61.57%
Aerospace.83%
Fairchild Corp. Sub. Deb. 13 1/4 /2006              $5,000M       $4,600,000                           $5,000M      $4,600,000
GPA Delaware, Inc. Deb. 8 1/4 /1998                 5,000M         4,712,500                            5,000M       4,712,500
Wyman Gordon Co. Sr. Notes 10 3/4 /2003             3,000M         3,097,500                            3,000M       3,097,500
Total                                                            12,410,000                                        12,410,000
--------------------------------------------------------------------------------------------------------------------------------
Agricultural .97%
Agricultural Minerals & Chemical Inc. Sr.
Notes 103 1/44/2003                                                            $1,000M      $1,107,500   1,000M       1,107,500
Arcadian Partner Sr. Notes 10 3/4 /2005             5,000M         5,537,500   1,500M       1,661,250    6,500M       7,198,750
PMI Acquisition Corp. Sr. Sub. Notes 10 1/4 /2003   5,000M         5,156,250   1,000M       1,031,250    6,000M       6,187,500
Total                                                             10,693,750                3,800,000                14,493,750
--------------------------------------------------------------------------------------------------------------------------------
Airlines .57%
Northwest Airlines Inc. Sr. Notes 12.0916/2000    3,245M         3,358,789                            3,245M       3,358,789
US Air Inc. Equipment Trust CTF 10 1/2 /2004      2,634M         2,698,204                            2,634M       2,698,204
US Air Inc. 10.61/2007 Equip Trust                                            300M         311,813    300M         311,813
US Air Inc.(Piedmont)
Equipment Trust Notes 10.35/2011                  2,000M         2,129,688                            2,000M       2,129,688
Total                                                            8,186,681                311,813                  8,498,494
--------------------------------------------------------------------------------------------------------------------------------
Aluminum .58%
Kaiser Aluminum & Chemical Corp. Sr. Sub.
Notes 12 3/4 /2003                                5,000M         5,487,500                            5,000M       5,487,500
Maxxam Group Zero Coupon Sr. Secured Notes
due 2003**                                        4,500M         3,105,000                            4,500M       3,105,000
Total                                                            8,592,500                                         8,592,500
--------------------------------------------------------------------------------------------------------------------------------
Automotive.75%
Motor Wheel Corp. Sr. Notes 11 1/2 /2000          6,800M         6,222,000                            6,800M       6,222,000
Walbro Corp. Sr. Notes 9 7/8 /2005+               5,000M         5,000,000                            5,000M       5,000,000
Total                                                            11,222,000                                        11,222,000
--------------------------------------------------------------------------------------------------------------------------------
Banking 1.16%
Berkeley Federal Bank Sub. Deb. 12/2005           7,000M         7,210,000                            7,000M       7,210,000
Central Bank of Nigeria 6 1/2 /2020 w/Warrants    6,000M         2,940,000                            6,000M       2,940,000
Saul, B.F. Real Estate Investment Trust
Sr. Notes 11 1/4 2002                             7,000M         7,175,000                            7,000M       7,175,000
Total                                                            17,325,000                                        17,325,000
--------------------------------------------------------------------------------------------------------------------------------
Building .47%
Scotsman Group Inc. Sr. Notes 9 1/2 /2000         6,800M         6,936,000                            6,800M       6,936,000
--------------------------------------------------------------------------------------------------------------------------------
Building Materials .95%
Associated Materials, Inc.Sr.Sub.Notes 11 1/2 /2003 2,000M         1,587,188 1,500M       1,190,391   3,500M       2,777,579
Dal-tile International Inc. Zero Coupon
Sr. Notes due 1998                                15,000M        11,400,000                           15,000M      11,400,000
Total                                                            12,987,188               1,190,391                14,177,579
--------------------------------------------------------------------------------------------------------------------------------
Chemicals 3.20%
Atlantis Group Inc. Sr. Notes 11/2003             5,000M         4,395,313                            5,000M       4,395,313
Borden Chemical Sr. Notes 9 1/2 /2005                                        1,000M       1,032,500   1,000M       1,032,500
Harris Chemical NA Inc. Zero Coupon Sr.
Secured Discount Notes due 2001**                 8,500M         8,117,500                            8,500M       8,117,500
Huntsman Corp. 1st Mtge. Notes 11/2004            10,000M        11,470,313  1,000M       1,147,031   11,000M      12,617,344
NL Industries Inc. Zero Coupon Sr. Secured
Notes due 2005**                                  5,000M         3,850,000                            5,000M       3,850,000
NL Industries Inc. Sr. Secured Discount
Notes 11 2/4 /2003                                5,000M         5,356,250                            5,000M       5,356,250
Polymer Group Inc. Sr. Notes 12 1/4 /2002+        4,750M         4,845,000   750M         765,000     5,500M       5,610,000
UCC Investors Holdings Inc.Sr.Sub. Notes 11/2003  5,000M         5,075,000   1,500M       1,522,500   6,500M       6,597,500
Total           43,109,376                                       4,467,031                                         47,576,407
--------------------------------------------------------------------------------------------------------------------------------
Communications 12.34%
Adelphia Communications Sr. Notes 9 7/8 /2005                                1,000M       905,000     1,000M       905,000
Adelphia Communications Corp.Sr.Notes 12 1/2 /2002 7,000M         6,877,500   500M        491,250     7,500M       7,368,750
Australis Media Ltd. Zero Coupon Sr. Discount Notes
due 2003**                                        8,000M         5,810,000                            8,000M       5,810,000
Bell Cable Media plc Zero Coupon Sr. Discount
Notes due 2004**                                  14,000M        9,940,000                            14,000M      9,940,000




                                                                             Lord Abbett
                                                  Lord Abbett                Securities Trust
                                                  Bond-Debenture Fund        Bond-Debenture Trust    Pro-Forma combined
                                                  Principal     Market       Principal    Market     Principal     Market
Security                                          Amount        Value        Amount       Value      Amount        Value

Cablevision System Sr.Sub.Notes 9 1/4 /2005       $7,500M       $7,856,250   $750M        $785,625    $8,250M      $8,641,875
Cellular Inc. Sr. Sub. Discount Notes due 2003**  12,000M        9,600,000   3,000M       2,400,000   15,000M      12,000,000
Cencall Communications Corp. Zero Coupon Sr.Discount
Notes due 2004**                                  7,500M         4,256,250   1,000M       567,500     8,500M       4,823,750
Comcast Cellular Corp. Zero Coupon Sr. Notes
Series B due 2000                                 10,000M        7,725,000   1,000M       772,500     11,000M      8,497,500
Comcast UK Cable Partners Limited Zero Coupon
Sr. Discount Deb. due 2007                        10,000M        5,875,000   3,000M       1,762,500   13,000M      7,637,500
CAI Wireless System Inc. Sr. Notes 12 1/4 /2002    2,850M         3,049,500   650M         695,500     3,500M       3,745,000
Dial Call Communications Inc. Zero Coupon
Sr. Discount Notes due 2004 w/Warrants**          5,000M         2,875,000                            5,000M       2,875,000
Fonorola Inc.                                                                1,000M       1,055,000   1,000M       1,055,000
Fundy Cable Ltd.Sr.Secured
2nd Priority Notes11/2005                         3,200M         3,344,000   650M         679,250     3,850M       4,023,250
Horizon Cellular Inc.Zero Coupon Sr. Sub.Discount
Notes due 2000**                                  7,000M         6,107,500   1,000M       872,500     8,000M       6,980,000
Intelcom Group (USA) Inc. Sr. Discount Notes
due 2005**+                                       20,000M        11,750,000  2,000M       1,175,000   22,000M      12,925,000
Intermedia Communications of Florida 13 1/2 2005
w/Warrants+                                       5,000M         5,562,500                            5,000M       5,562,500
International Cabletel Inc. Zero Coupon
Sr. Discount Notes due 2003**                     5,000M         3,625,000                            5,000M       3,625,000
Lenfest Communications Sr. Notes 8 3/8 /2005      5,000M         5,021,875   1,000M       1,004,375   6,000M       6,026,250
Marcus Cable Co. Zero Coupon Sr.
Discount Notes due 2004**                         10,000M        7,550,000                            10,000M      7,550,000
Marcus Cable Co. Sr. Deb. 11 7/8 /2005            500M           539,375                              500M         539,375
Metrocall Inc. Sr. Sub. Notes 10 3/8 /2007        10,000M        10,625,000  1,000M       1,062,500   11,000M      11,687,500
Mobile Media Communications Inc. Zero Coupon
Sr. Sub. Notes due 2003**                         8,000M         6,260,000                            8,000M       6,260,000
Mobile Media Communications Inc.Sr. Sub
Notes 9 3/8 /2007                                 7,500M         7,762,500   1,500M       1,552,500   9,000M       9,315,000
Nextel Communications Inc. Zero Coupon Sr.
Discount Notes due 2003**                         5,500M         3,478,750                            5,500M       3,478,750
Pan Am Sat L.P.Zero Coupon Sr.Sub.Notes due 2003**7,500M         6,168,750                            7,500M       6,168,750
Rogers Communications Inc.Sr.Sub.Deb.10 7/8 /2004 1,500M         1,571,250                            1,500M       1,571,250
Telewest plc Zero Coupon Sr. Sub. Deb. due 2007   20,000M        12,100,000  3,000M       1,815,000   23,000M      13,915,000
Videotron Holdings plc Zero Coupon Sr. Discount
Notes due 2004**                                  15,000M        10,518,750                           15,000M      10,518,750
Total                                                            163,739,125              19,706,625              183,445,750
------------------------------------------------------------------------------------------------------------------------------
Computer Systems and Peripherals .54%
Digital Equipment Corp. Sr. Notes 7 3/4 /2023     7,000M         7,001,094   1,000M       1,000,156   8,000M       8,001,250
------------------------------------------------------------------------------------------------------------------------------
Consumer Products 95%
American Standard Inc. Zero Coupon Sr. Sub.
Deb. due 2005**                                   14,000M        12,022,500  2,500M       2,146,875   16,500M     14,169,375
------------------------------------------------------------------------------------------------------------------------------
Container and Packaging 1.56%
Calmar Inc. Sr. Sub. Notes 11 1/2 /2005+          6,000M         6,082,500   1,500M       1,520,625       7,500M  7,603,125
Container Corp. of America Sr. Notes 11 1/4 /2004                            1,000M       1,035,000       1,000M  1,035,000
Owens Illinois Inc. Sr. Sub. Notes 10/2002                                   1,500M       1,573,125       1,500M  1,573,125
Portola Packaging Inc. Sr. Notes 10 3/4 /2005     5,000M         5,200,000   1,000M       1,040,000       6,000M  6,240,000
Silgan Corp. Sr. Sub. Notes 11 3/4 /2002          1,000M         1,075,000                                1,000M  1,075,000
Silgan Holdings Inc. Zero Coupon Sub.
Notes due 2002**                                  6,000M         5,685,000                                6,000M  5,685,000
Total                                                            18,042,500               5,168,750               23,211,250
------------------------------------------------------------------------------------------------------------------------------
Electrical Equipment.06%
Howmet Inc. Sr. Sub. Notes 10/2003+               700M           729,750     150M         156,375         850M    886,125





                                                                            Lord Abbett
                                                  Lord Abbett               Securities Trust
                                                  Bond-Debenture Fund       Bond-Debenture Trust    Pro-Forma combined
                                                  Principal      Market     Principal    Market     Principal      Market
Security                                          Amount         Value      Amount       Value      Amount         Value
------------------------------------------------------------------------------------------------------------------------------
Food 1.21%
Dr. Pepper Bottling Holding Inc. Zero Coupon
Sr. Discount Notes due 2003**                     $6,750M        $5,568,750                         $6,750M        $5,568,750
Heilman Acquisition Corp.
Sr. Sub. Notes 9 5/8 /2004                        8,000M         2,360,000  $1,000M      $295,000    9,000M        2,655,000
Specialty Foods Corp. 11 1/8 /2002                2,000M         1,910,000                           2,000M        1,910,000
Van de Kamp's Inc. Sr. Sub Notes 12/2005+         6,000M         6,240,000   1,500M       1,560,000  7,500M        7,800,000
Total                                                            16,078,750               1,855,000               17,933,750
------------------------------------------------------------------------------------------------------------------------------
Forest Products .39%
Pacific Lumber Co. Sr. Notes 10 1/2 /2003         5,000M         4,787,500   1,000M       957,500    6,000M        5,745,00
------------------------------------------------------------------------------------------------------------------------------
Hotel/Leisure 4.91%
Act III Theatres Inc. Sr. Sub. Notes 11 7/8 /2003 4,000M         4,360,000   1,000M       1,090,000  5,000M        5,450,000
Aztar Corp. Sr. Sub. Notes 11/2002                4,000M         4,020,000                           4,000M        4,020,000
Aztar Corp. Sr. Sub. Notes 13 3/4 /2004           2,000M         2,230,000                           2,000M        2,230,000
Bally GNF Corp. 1st Mtge. Notes 10 5/8 /2003      5,000M         4,681,250                           5,000M        4,681,250
Claridge Hotel & Casino Corp. 1st Mtge.
Notes 11 3/4 /2002                                5,000M         3,975,000                           5,000M        3,975,000
Empress River Casino Finance Corp. Sr.
Notes 10 3/4 /2002                                5,000M         5,187,500                           5,000M        5,187,500
Host Marriott Travel Plazas Inc. Sr. Notes
9 1/2 /2005                                       5,000M         4,956,250                           5,000M        4,956,250
HMC Acquisition Properties Sr. Sub. Notes
9/2007+                                           3,000M         3,037,500   1,000M       1,012,500  4,000M        4,050,000
HMH Properties Inc. Sr. Secured Notes 9 1/2 /2005 10,000M        10,250,000                          10,000M       10,250,000
Mohegan Tribal Gaming Authority Sr.
Notes 13 1/2 /2002+                               5,000M         5,412,500   1,000M       1,082,500  6,000M        6,495,000
Plitt Theatres Inc. Sr. Sub. Notes 10 1/8 /2004   5,000M         4,550,000                           5,000M        4,550,000
Road Master Industries Inc. Sr. Sub.
Notes 11 3/4 /2002                                5,000M         3,475,000                           5,000M        3,475,000
Santa Fe Hotel Inc. 1st Mtge. Notes 11/2000
w/Warrants                                        4,535M         2,925,134                           4,535M        2,925,134
Showboat Inc. 1st Mtge. Notes 9 1/4 /2008         5,000M         5,050,000                           5,000M        5,050,000
Stratosphere Corp. 1st Mtge. Notes 14 1/4 /2002   5,000M         5,665,625                           5,000M        5,665,625
Total                                                            69,775,759              3,185,000                72,960,759
------------------------------------------------------------------------------------------------------------------------------
Household Products .34%
Specialty Equipment Cos. Inc.
Sr. Sub. Notes 1 3/8 2003                         5,000M         5,093,750                          5,000M         5,093,750
------------------------------------------------------------------------------------------------------------------------------
Machinery 2.44%
Carbide Graphite Group Inc. Sr. Notes 11 1/2 /20035,455M         5,905,038   454M          491,455  5,909M         6,396,493
Eagle Industries Inc. Zero Coupon Sr. Discount
Notes due 2003**                                  6,000M         5,055,000   2,000M      1,685,000  8,000M         6,740,000
Essex Group Inc. Sr. Notes 10/2003                10,000M        9,800,000   2,000M      1,960,000  12,000M        11,760,000
IMO Industries Inc. Sr. Sub. Deb. 12/2001         5,000M         5,137,500   1,000M      1,027,500  6,000M         6,165,000
Terex Corporation Sr. Secured Notes
13 3/4 /2002+                                     6,000M         5,220,000                          6,000M         5,220,000
Total                                                           31,117,538               5,163,955                36,281,493
------------------------------------------------------------------------------------------------------------------------------
Media 3.28%
Act 3 Broadcasting Sr. Sub. Notes 10 1/4 /2005    2,500M         2,562,500   500M        512,500    3,000M         3,075,000
Benedek Broadcasting Corp. Sr. Secured
Notes 11 7/8 /2005+                               5,000M         5,325,000   1,000M      1,065,000  6,000M         6,390,000
Granite Broadcasting Co. Sr. Sub. Deb. 12 3/4 /2002                          1,000M      1,112,500  1,000M         1,112,500
Granite Broadcasting Corp. Sr. Sub. Notes
10 3/8 /2005+                                     10,000M        10,300,000  500M        515,000    10,500M        10,815,000
Heritage Media Services, Inc. Sr. Secured
Notes 11/2002                                                                1,000M      1,068,750  1,000M         1,068,750
Lamar Advertising Inc. Sr. Secured Notes 11/2003  3,000M         3,150,000                          3,000M         3,150,000
NWCG Holdings Corp. Zero Coupon Sr. Secured
Discount Notes due 1999                           8,000M         5,540,000                          8,000M         5,540,000
Sinclair Broadcasting Group, Inc.
Sr. Notes 10/2005                                 10,000M        10,225,000  1,000M      1,022,500  11,000M        11,247,500
SCI Television Sr. Notes 11/2005                  5,000M         5,306,250                          5,000M         5,306,250
Young Broadcasting Inc. Sr. Sub. Notes 11 3/4 /2004                          1,000M      1,125,000  1,000M         1,125,000
Total                                                            42,408,750              6,421,250                48,830,000






                                                                            Lord Abbett
                                                  Lord Abbett               Securities Trust
                                                  Bond-Debenture Fund       Bond-Debenture Trust    Pro-Forma combined
                                                  Principal      Market     Principal    Market     Principal      Market
Security                                          Amount         Value      Amount       Value      Amount         Value
------------------------------------------------------------------------------------------------------------------------------
Medical/Health Care .93%
Genesis Health Ventures Sr. Sub. Notes 9 3/4 /2005                            $1,000M      $1,062,500 $1,000M        $1,062,500
Paracelsus Health Care Corp.
Sr. Sub. Notes 9 7/8 /2003                          $5,000M        $5,100,000  1,000M       1,020,000  6,000M        6,120,000
Quorum Health Grp Inc Sr. Sub. Notes 8 3/4 /2005                               1,000M       1,037,500  1,000M        1,037,500
Quorum Healthcare Group Inc. Sr. Sub. Notes
11 7/8 /2002                                        4,000M         4,500,000   1,000M       1,125,000  5,000M        5,625,000
Total                                                              9,600,000                4,245,000               13,845,000
------------------------------------------------------------------------------------------------------------------------------
Miscellaneous 2.35%
Fairfield Manufacturing Inc. Sr. Sub. Notes
11 3/8 /2001                                        4,800M         4,698,000                           4,800M        4,698,000
Interface Inc. Sr. Sub. Notes 9 1/2 /2005+          10,000M        10,300,000  1,500M       1,545,000  11,500M       11,845,000
International Wire Group Inc. Sr. Sub. Notes
11 3/4 /2005 (144-A)                                10,000M        9,650,000                           10,000M       9,650,000
Monarch Marking Acquisition Corp. Sr. Notes
12 1/2 /2003 (144-A)                                5,000M         5,300,000                           5,000M        5,300,000
Republic of Venezuela 6 3/4 /2020 w/Warrants        6,000M         3,480,000                           6,000M        3,480,000
Total                                                            33,428,000               1,545,000               34,973,000
------------------------------------------------------------------------------------------------------------------------------
Non Ferrous Metals .70%
Interlake Corp. Sr. Notes 12/2001                 5,000M         5,075,000                           5,000M        5,075,000
Sherritt Gordon Inc. Notes 11/2004                7,000M         5,399,380                           7,000M        5,399,380
Total                                                            10,474,380                                       10,474,380
------------------------------------------------------------------------------------------------------------------------------
Oil and Gas 2.83%
Clark USA Inc. Zero Coupon Sr. Collateralized
Notes due 20001                                   12,000M        8,025,000   2,500M       1,671,875  14,500M       9,696,875
Crown Central Petroleum Corp.Sr.Notes 10 7/8 /200510,000M        10,600,000  1,500M       1,590,000  11,500M       12,190,000
Gulf Canada Resources Sr. Sub. Notes 9 1/4 /2004                                 600M       624,000    600M          624,000
Metro Gas, S.A. Sr. Sub. Notes 12/2000+           5,000M         5,081,250   1,000M       1,016,250  6,000M        6,097,500
Nuevo Energy Co. Sr. Sub. Notes 12 1/4 /2002      4,000M         4,380,000     500M       547,500    4,500M        4,927,500
United Meridian Corp. Sr. Sub. Notes 10 3/8 /2005 5,750M         6,095,000   1,000M       1,060,000  6,750M        7,155,000
Wainoco Oil Corp. Sr. Notes 12/2002               1,500M         1,455,000                           1,500M        1,455,000
Total                                                            35,636,250               6,509,625               42,145,875
------------------------------------------------------------------------------------------------------------------------------
Oil Service .26%
Rowan Cos. Inc. Sr. Notes 11 7/8 /2001            3,000M         3,262,500     500M       543,750    3,500M        3,806,250
------------------------------------------------------------------------------------------------------------------------------
Paper and Pulp 3.54%
Crown Paper Co. Sr. Sub. Notes 11/2005            10,000M        8,800,000   1,000M       880,000   11,000M        9,680,000
Domtar Inc. Conv. Sub. Deb. 11 1/4 /2017          5,000M         5,343,750   1,500M       1,603,125  6,500M        6,946,875
Repap Wisconsin Inc.
Sr. Secured 2nd Priority 9 7/8 /2006              10,000M        9,500,000   1,500M       1,425,000 11,500M        10,925,000
S.D. Warren Co. Sr. Sub. Notes 12/2004+           4,200M         4,651,500     450M       498,375   4,650M         5,149,875
Stone Container Corp. 1st Mtge. Notes 10 3/4 /200210,000M        10,350,000  1,500M       1,552,500 11,500M        11,902,500
Tembec Finance Corp. Sr. Notes 9 7/8 /2005        7,000M         6,973,750   1,000M       996,250   8,000M         7,970,000
Total                                                           45,619,000               6,955,250               52,574,250
-----------------------------------------------------------------------------------------------------------------------------
Printing and Publishing 1.21%
Big Flower Press Inc. Sr. Sub. Notes 10 3/4 /2003 5,333M         5,679,645                          5,333M         5,679,645
Garden State Newspapers Inc. Sr. Sub. Notes       5,000M         5,050,000                          5,000M         5,050,000
12/2004
Webcraft Technologies Inc.Sr.Sub.Notes 9 3/8 /2002 6,500M         6,272,500   1,000M       965,000   7,500M         7,237,500
Total                                                            17,002,145               965,000                 17,967,145
------------------------------------------------------------------------------------------------------------------------------
Real Estate .35%
Trizec Finance Sr. Notes 10 3/8 /2005              4,200M         4,326,000     800M       824,000   5,000M         5,150,000
------------------------------------------------------------------------------------------------------------------------------
Retail 3.30%
Cole National Corp. Sr. Notes 11 1/4 /2001        8,000M         8,040,000                          8,000M         8,040,000
Cort Furniture Rental Corp. 12/2000 w/Warrants    3,220M         3,445,400                          3,220M         3,445,400
County Seat Stores Inc. Sr. Sub. Notes 12/2001
w/Warrants                                        5,000M         4,550,000                          5,000M         4,550,000
Finlay Fine Jewelry Corp. Sr. Notes 10 5/8 /2003  5,000M         4,875,000                          5,000M         4,875,000
Guess Inc. Sr. Sub. Notes 9 1/2 /2003             5,000M         4,900,000                          5,000M         4,900,000
Pamida Inc. Sr. Sub. Notes 11 3/4 /2003           8,000M         6,240,000                          8,000M         6,240,000
United Stationers Supply Co. Sr. Sub. Notes
12 3/4 /2005+                                     10,000M        10,975,000  1,500M       1,646,250 11,500M        12,621,250
Wickes Lumber Co. Sr. Sub. Notes 11 5/8 /2003     6,000M         4,440,000                          6,000M         4,440,000
Total                                                            47,465,400               1,646,250               49,111,650


Steel   AK Steel Corp. Sr. Notes 10 3/4/2004            $5,000M       $5,562,500    $1,000M     $1,112,500    $6,000M    $6,675,000
3.17%   Earle M. Jorgenson Co. Sr. Notes 10 3/4 2000     5,000M        4,612,500                               5,000M     4,612,500
        G.S. Technologies Operating Co. Sr. Notes        5,000M        4,993,750     1,000M        998,750     6,000M     5,992,500
        12 1/4 /2005
`       Inland Steel Industries Inc. 12 3/4/2002         4,500M         5,085,000                               4,500M     5,085,000
        Ivaco Inc. Sr. Notes 11 1/2  2005                5,000M         4,918,750       500M        491,875     5,500M     5,410,625
        Republic Engineered Steel
           Inc.1st Mtge. 9 7/8      2001                 7,000M         6,335,000     1,000M        905,000     8,000M     7,240,000
        Stelco Inc. Sub. Deb. 10.40/2009                 5,000M         3,911,719                               5,000M     3,911,719
        WCI Steel Inc. Sr. Notes 10 1/2/2002             7,000M         6,825,000     1,500M      1,462,500     8,500M     8,287,500
        Total                                                         42,244,219                4,970,625               47,214,844
-----------------------------------------------------------------------------------------------------------------------------------
Supermarket     Bruno's Inc. Sr. Sub. Notes 10 1/2/2005   5,000M        4,962,500     1,000M        992,500     6,000M     5,955,000
2.37%   Dairy Mart Convenience Stores Inc. Sr. Sub.
        Notes 10 1/4/2004                                5,000M        4,275,000                               5,000M     4,275,000
        Farm Fresh Holdings Sr.
          Notes P.I.K. 14 1/4/2002***                    5,472M        2,653,955       658M        319,356     6,130M     2,973,311
        Pathmark Stores Inc. Zero Coupon Sub. Notes
        due 2003**                                     10,000M        6,150,000     2,500M      1,537,500    12,500M     7,687,500
        Pathmark Stores Inc. Sub. Notes 11 5/8/2002      3,000M        3,022,500                               3,000M     3,022,500
        Ralphs Grocery Co. Sr. Sub. Notes 13 3/4/2005    3,000M        3,210,000                               3,000M     3,210,000
        Ralphs Supermarkets Inc. Sr. Notes 10.45/2004   6,300M        6,410,250       700M        712,250     7,000M     7,122,500
        Victory Markets Inc. Sub. Notes 12 1/2/2000*     5,000M        1,000,000                               5,000M     1,000,000
        Total                                                        31,684,205                 3,561,606               35,245,811
------------------------------------------------------------------------------------------------------------------------------------

Textile Dan River Inc. Sr. Sub. Notes 10 1/8/2003        5,000M        4,600,000       1,000M      920,000     6,000M     5,520,000
1.95%   Fieldcrest Cannon Inc. Sr. Sub.
          Notes 11 1/4/2004                              1,000M        920,000         1,000M      920,000
        J.P. Stevens & Co. Inc. Sr. Deb. 9/2017         3,000M        2,910,000                               3,000M     2,910,000
        Synthetic Industries Inc. Sr. Sub.
          Notes 12 3/4/2002                              5,000M        4,912,500                               5,000M     4,912,500
        Tultex Corp. Sr. Notes 10 5/8/2005               4,000M        4,100,000         500M      512,500     4,500M     4,612,500
        US Leather Inc. Sr. Notes 10 1/4/2003            5,000M        4,225,000                               5,000M     4,225,000
        Westpoint Stevens Inc. Sr. Sub. Deb. 93 3/8/2005  5,000M        4,950,000       1,000M      990,000     6,000M     5,940,000
        Total                                                        25,697,500                 3,342,500               29,040,000
------------------------------------------------------------------------------------------------------------------------------------
Transportation  Omi Corp. Sr. Notes 10 1/4/2003          5,000M        4,500,000                               5,000M     4,500,000
 .70%    Trism Inc. Sr. Sub. Notes 10 1/4/2000            6,000M        5,940,000                               6,000M     5,940,000
        Total                                                        10,440,000                                         10,440,000
------------------------------------------------------------------------------------------------------------------------------------
Utility Beaver Valley II Funding Corp. Secured Lease
 .41%    Obligation 9/2017                               5,924M        5,055,764       1,246M     1,063,383    7,170M     6,119,147
------------------------------------------------------------------------------------------------------------------------------------
CONVERTIBLE DEBT 8.62%
------------------------------------------------------------------------------------------------------------------------------------
Automotive
 .07%    Magna Intl. Conv. Sub. Deb. 5/2002                                            1,000M      1,029,688   1,000M     1,029,688
------------------------------------------------------------------------------------------------------------------------------------
Business Services
 .35%    Olsten Corp. Conv. Sub. Deb. 49 7/8/20012003     4,000M         4,600,000       500M         575,000   4,500M     5,175,000
------------------------------------------------------------------------------------------------------------------------------------
Communications  LDDS Communication
          Inc. Conv. Sub. Deb. 5/2003                  10,000M        10,525,000      1,500M      1,578,750  11,500M    12,10.75,750
1.19%   Telekom Malaysia Conv. Sub. Deb. 41 1/2/2012+     5,000M         4,875,000        750M        731,250   5,750M     5,606,250
        Total                                                         15,400,000                  2,310,000              17,710,000
------------------------------------------------------------------------------------------------------------------------------------
Computer
Support Systems
 .16%    Businessland Inc. Conv.
           Sub. Deb. 59 1/2/20012007                     5,000M         2,375,000                              5,000M     2,375,000
------------------------------------------------------------------------------------------------------------------------------------
Computer Systems and Peripherals 1.06%
     Conner Peripherals Inc. Conv.
      Sub. Deb 69 1/2/20012002                          5,000M          5,075,000                              5,000M     5,075,000
 Unisys Corp. Conv.
      Sub. Notes 89 1/4/20012000                        5,000M          4,450,000                              5,000M     4,450,000
   Xilinx Inc. Conv. Sub. Notes 59 1/4/2001/2002+       5,500M          5,065,156     1,250M       1,151,172   6,750M     6,216,328
        Total                                                         14,590,156                  1,151,172              15,741,328
------------------------------------------------------------------------------------------------------------------------------------
Data Processing Automatic Data Processing              12,000M         5,926,875       2,000        987,813  14,000M      6,914,688
Equipment &     Zero Coupon Conv. Sub. Deb. due 2012
Components      EMC Corp. Conv. Sub. Deb. 4 1/4/2001     7,000M         7,020,781      1,500M      1,504,453   8,500M     8,525,234
1.04%   Total                                                         12,947,656                  2,492,266             15,439,922




Drugs/  Elan International Finance, Ltd. Zero Coupon
Pharmaceuticals Conv. Sub. Deb. due 2012                                             $2,000M     $1,068,125   $2,000M     $1,068,125
1.40%   Roche Holdings Inc. Zero Coupon Conv. Sub.
        Deb. due 2010+                                 $30,000M      $13,237,500      5,000M      2,206,250   35,000M     15,443,750
        Sandoz Capital, BVI, Ltd. Conv. Sub. Deb.
        2/2002+                                          3,500M        3,316,250      1,125M      1,065,938    4,625M      4,382,188
        Total                                                         16,553,750                  4,340,313               20,894,063
------------------------------------------------------------------------------------------------------------------------------------

Electronics     Analog Devices Conv. Sub. Deb. 3 1/2/2000 2,275M        2,380,219        450M        470,813    2,725M     2,851,032
1.13%   Checkpoint Systems Inc. Conv. Sub. Deb.
        51 1/44/2005+                                       5,000M        5,884,375      1,000M      1,176,875    6,000M   7,061,250
        Vlsi Technology, Inc. Conv. Sub. Deb. 8 1/4/2005  6,000M        5,538,750      1,500M      1,384,688    7,500M     6,923,438
        Total                                                         13,803,344                  3,032,376               16,835,720
------------------------------------------------------------------------------------------------------------------------------------

Industrial and Capital Goods .50%
Raymond Corp. Conv. Sub. Deb. 6 1/2/2003                3,000M          4,155,000                               3,000M     4,155,000
  Rpow Inc. Zero Coupon Conv.
Sub. Deb. due 2012  7,500M  3,243,750                  7,500M         3,243,750
Total           7,398,750                                             7,398,750
------------------------------------------------------------------------------------------------------------------------------------

Insurance
 .29%    CII Financial Inc. Conv. Sub. Deb. 7 1/2/2001    5,000M         4,350,000                               5,000M     4,350,000
------------------------------------------------------------------------------------------------------------------------------------

Medical/Health Care .52%
Integrated Health Service Conv.
Sub. Deb. 6/2003                                        7,000M         6,691,563                               7,000M      6,691,563
    Integrated Health Svs. Conv. Sub. Deb. 6/2003                                    1,000M          995,938   1,000M        995,938
   Total                                                               6,691,563                     995,938               7,687,501
------------------------------------------------------------------------------------------------------------------------------------

Oil and Gas .43%
    Pennzoil (Exch. Chevron) Conv. Sub. Deb.
    43 1/44/2003                                           4,000M      4,031,250       500M          503,906   4,500M      4,535,156
    Wainoco Oil Corp. Inc. Conv. Sub. Deb. 7 1/4/2014    2,400M       1,788,000                               2,400M      1,788,000
        Total                                                          5,819,250                     503,906               6,323,156
------------------------------------------------------------------------------------------------------------------------------------

Oil Service .19%
    Noble Affiliates Inc. Conv. Sub. Deb. 4 1/4/2003     2,800M        2,807,000                               2,800M      2,807,000
------------------------------------------------------------------------------------------------------------------------------------

Waste Management
 .29%    WMX Technologies Inc. Conv. Deb. 2/2005         5,000M         4,325,000                               5,000M      4,325,000
------------------------------------------------------------------------------------------------------------------------------------

PREFERRED AND CONVERTIBLE-PREFERRED STOCKS, COMMON STOCKS AND WARRANTS 9.35%
------------------------------------------------------------------------------------------------------------------------------------

Banking 1.16%
Ahmanson, H.F. & Co. $6.00 Conv. Pfd. Series D         100,000         5,912,500     15,000           886,875 115,000      6,799,375
   California Federal Bank $10.625 Non Cum. Pfd.        45,000         4,924,688                               45,000      4,924,688
   Greater NY Savings $3.00 Non Cum. Pfd. Series B     200,000         5,750,000                              200,000      5,750,000
        Total                                                         16,587,188                      886,875             17,474,063
------------------------------------------------------------------------------------------------------------------------------------

Building Materials
 .82%    Owens Corning $3.25 Conv. Pfd.+                200,000        12,246,875                              200,000     12,246,875
------------------------------------------------------------------------------------------------------------------------------------

Chemicals .41%
Atlantic Richfield Co.
(Exch. Lyondell Petrochemical)
$2.23 Conv. Pfd                                        225,000         5,287,500     35,000          822,500  260,000      6,110,000
------------------------------------------------------------------------------------------------------------------------------------

Communications
 .05%    Evergreen Media Corp. $3.00 Conv. Pfd.          10,000           700,000                               10,000        700,000
------------------------------------------------------------------------------------------------------------------------------------

Data Processing Equipment & Components  .59%
General Motors Corp. $3.25 Conv. Pfd. (Electronic
Data Systems)                                          100,000         7,325,000     20,000         1,465,000 120,000      8,790,000
------------------------------------------------------------------------------------------------------------------------------------

Drugs/
Pharmaceuticals
 .40%    Foxmeyer Health Corp. $4.20 Pfd. Series A      157,977         5,904,390                              157,977      5,904,390
------------------------------------------------------------------------------------------------------------------------------------

Electrical  Equipment  .71%
  Westinghouse Electric Corp. $1.30 Conv.
   Pfd. Series C+                                      600,000         9,609,375     60,000           960,938 660,000     10,570,313


------------------------------------------------------------------------------------------------------------------------------------

Financial .90%
      American Express $6.25 Conv. Pfd. Notes          50,000         $2,775,000      15,000           $832,500   65,000  $3,607,500
    Jefferson-Pilot Corp. (Nations Bank) 7 1/4
        Conv. Pfd. Notes                              115,000          8,409,375      18,000          1,316,250  133,000   9,725,625
        Total                                                         11,184,375                      2,148,750           13,333,125
------------------------------------------------------------------------------------------------------------------------------------

Hotel/Leisure
 .55%    AMC Entertainment Inc. $1.75 Conv. Pfd.        200,000         8,150,000                                   200,000 8,150,000
------------------------------------------------------------------------------------------------------------------------------------

Insurance 1.57%
 American General $3.00 Conv. Pfd. Series A            200,000        10,437,500      20,000          1,043,750  220,000  11,481,250
  Penncorp Financial $3.375 Conv. Pfd.                  64,800         4,625,100       6,500            463,938   71,300   5,089,038
        St. Paul's Capital, LLC $3.00 Conv. Pfd.       100,000         5,625,000      20,000          1,125,000  120,000   6,750,000
        Total                                                         20,687,600                      2,632,688           23,320,288
------------------------------------------------------------------------------------------------------------------------------------

Machinery   .40%
 Bucyrus-Erie Company                                   56,624           460,070                                  56,624     460,070
Navistar International Corp. $6.00
 Conv. Pfd. Series G                                   100,000         5,425,000                                 100,000   5,425,000
        Total           5,885,070                                      5,885,070
------------------------------------------------------------------------------------------------------------------------------------

Non Ferrous Metals  .21%
 Freeport McMoRan Copper & Gold $1.75 Conv. Pfd.       110,000         3,162,500                                 110,000   3,162,500
------------------------------------------------------------------------------------------------------------------------------------

Office Equipment
 .26%    Alco Standard Corp. $5.04 Conv. Pfd.            45,100         3,856,050                                  45,100   3,856,050
------------------------------------------------------------------------------------------------------------------------------------

Oil and Gas
 .06%    Unocal Corp. $3.50 Conv. Pfd.+                                                15,000             830,391  15,000     830,391
------------------------------------------------------------------------------------------------------------------------------------

Paper and Pulp
 .62%    International Paper Co. $5.25 Conv. Pfd.       204,000         9,321,350      30,000           1,370,156 234,000  10,691,506
------------------------------------------------------------------------------------------------------------------------------------

Retail  Supermarkets General Holdings Corp. $3.52
 .15%    Pfd. P.I.K.***                                  80,000         2,280,000                                  80,000   2,280,000
------------------------------------------------------------------------------------------------------------------------------------

Waste Management  .37%
 Browning Ferris Industries Inc. $2.58 Conv. Pfd.      150,000         4,706,250       25,000           784,375  175,000   5,490,625
  Total Investments in Securities                                  1,062,749,866                     120,035,042       1,182,784,908
------------------------------------------------------------------------------------------------------------------------------------

Government Agency Issues 12.38%
------------------------------------------------------------------------------------------------------------------------------------
Federal National Mortgage Association 6 1/2%
due on an announced basis                             $90,000M        88,931,250      $5,000M         4,942,188 $95,000M  93,873,438
Federal National Mortgage Association 7 1/2%
due on an announced basis                              40,000M        40,993,750                                 40,000M  40,993,750
Federal National Mortgage Association due
on an announced basis                                                                  1,700M         1,731,875   1,700M   1,731,875
Government National Mortgage Association
6 1/2% due on an announced basis                        15,000M       14,878,125       3,000M         2,975,625  18,000M  17,853,750
Government National Mortgage Association
8% due 5/15/2024                                                                         936M           974,908     936M     974,908
U.S. Treasury Notes                                                                    1,000M         1,010,000   1,000M   1,010,000
U.S. Treasury Notes                                                                    2,000M         2,045,313   2,000M   2,045,313
U.S. Treasury Notes 6 1/2% due 8/15/2005               20,000M        21,312,500       4,000M         4,262,500  24,000M  25,575,000
Total                                                                166,115,625                     17,942,409          184,058,034
Total Long-Term Investments
(Cost $1,219,970,600 and $135,298,731, respectively)               1,228,865,491                    137,977,451        1,366,842,942
------------------------------------------------------------------------------------------------------------------------------------

Short-Term SecuritieS 15.78%
------------------------------------------------------------------------------------------------------------------------------------

Short-Term Investment at Market
 Federal Home Loan Banks 13% due 7/19/1996             62,000M        64,596,250      3,000M         3,125,625   65,000M  67,721,875
 Federal Home Loan Mortgage Corporation 12%
  due 3/13/1996                                        39,000M        39,499,688      3,000M         3,038,438   42,000M  42,538,126
        Federal Home Loan Mortgage Corporation 12%
        due 5/1/1996                                   25,000M        25,523,438                                 25,000M  25,523,438
        Federal Home Loan Mortgage Corporation 14%
        due 11/1/1996                                  16,300M        17,435,906                                 16,300M  17,435,906



        Federal National Mortgage Association 14%
        due 9/25/1996                                 $59,000M       $62,540,000     $7,000M       $7,420,000   $66,000M $69,960,000
        U.S. Treasury Notes 9 3/8% due 4/15/1996                                        950M          960,984       950M     960,984
        Total                                                        209,595,282                   14,545,047            224,140,329
------------------------------------------------------------------------------------------------------------------------------------
Short-Term Investments, at Cost
Ford Motor Credit Co. 5.81% due 1/2/1996                5,000M         5,000,000                                  5,000M   5,000,000
Prudential Funding Corp. 5.65% due 1/3/1996             5,200M         5,200,000                                  5,200M   5,200,000
Prudential Funding Corp. 5.753% due 1/2/1996                                            400M         400,000        400M     400,000
Total                                                                 10,200,000                     400,000              10,600,000
Total Short-Term Investments (Cost $225,459,873
and $15,290,944, respectively)                                       219,795,282                  14,945,047             234,740,329
Total Investments in Securities (Cost $1,445,430,473
and $150,589,675, respectively)                                   $1,448,660,773                $152,922,498          $1,601,583,271

* Non-income producing.
**Deferred-interest debentures pay no interest for a stipulated number of years, after which they pay the indicated coupon rate.
***Represents a payment-in-kind  security,  which may pay  interest/dividends in additional face/shares.
+Restricted security under Rule 144A.
See Notes to Pro-Forma Financial Statements.

                                                                      EXHIBIT A

                       PRO-FORMA STATEMENT OF NET ASSETS
                               DECEMBER 31, 1995
                                  (UNAUDITED)




                                                                     Lord Abbett
                                                Lord Abbett         Securities Trust
                                                Bond-Debenture      Bond-Debenture      Pro-Forma        Pro-Forma
                                                Fund, Inc.             Trust          Adjustments        Combined
                                                ---------------------------------------------------------------------
Assets
Investments, at value (cost $1,445,430,473       1,448,660,773       152,922,498                        1,601,583,271
and $150,589,675 respectively)
Cash                                                 3,579,993           96,432                             3,676,425
Receivable for investments sold                      3,175,685          672,114                             3,847,799
Receivable for capital stock sold                    6,406,931        1,351,177                             7,758,108
Other assets & other receivables                    25,875,181        3,128,212          (22,054)(*)       28,981,339
                                                ---------------------------------------------------------------------
 Total Assets                                    1,487,698,563      158,170,433          (22,054)       1,645,846,942
                                                ---------------------------------------------------------------------

Liabilities
Payable for capital stock reacquired                   982,057          226,192                             1,208,249
Payable for securities purchased                   145,928,175       10,048,334                           155,976,509
Accounts payable, accrued expenses & taxes           1,280,008          257,881                             1,537,889
                                                ---------------------------------------------------------------------
 Total Liabilities                                 148,190,240       10,532,407              -            158,722,647
                                                ---------------------------------------------------------------------

Net Assets as of December 31, 1995               1,339,508,323      147,638,026         (22,054)        1,487,124,295
                                                =====================================================================
Net Assets were comprised of :
 Capital stock, at par                             144,222,984                       (15,889,771)(#)      160,112,755
 Paid-in capital                                 1,281,609,461      146,262,968      (15,889,771)(#)    1,411,982,658
 Accumulated net realized loss                    (118,884,881)      (1,439,793)                         (120,324,674)
 Net unrealized appreciation                         3,230,300        2,332,823                             5,563,123
 Undistributed net investment income                29,330,459          482,028          (22,054)(#)       29,790,433
                                                ---------------------------------------------------------------------
Net Assets as of December 31, 1995               1,339,508,323      147,638,026          (22,054)       1,487,124,295
                                                =====================================================================

Class A shares outstanding as of
  December 31, 1995                                144,222,984                                            144,222,984
Class C shares outstanding as of
  December 31, 1995                                                  30,620,069                            15,889,771

Class A:
Net Asset Value and redemption price
per share                                       $         9.29                                         $         9.29

Class C:
Net Asset Value and redemption price                              $        4.82                        $         9.29
per share

------------------
(*) Adjustment to reflect the write-off of unamortized deferred organization costs of Lord Abbett Securities Trust Bond-Debenture Trust.
(#) Adjustment to reflect the exchange of shares of beneficial interest of Lord Abbett Securities Trust Bond-Debenture Trust for capital stock of Lord Abbett Bond-Debenture Fund, Inc.

                       PRO-FORMA STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)



                                                                             Lord Abbett
                                                           Lord Abbett        Securities
                                                          Bond-Debenture     Bond-Debenture    Pro-Forma         Pro-Forma
                                                               Fund             Trust          Adjustments        Combined
                                                          -----------------------------------------------------------------
Investment Income
 Interest & MIsc. Income                                  $  111,011,129     $ 9,219,346                        120,230,475

 Dividends                                                     6,103,242         424,531                          6,527,773



                                                          -----------------------------------------------------------------
 Total Income                                             $  117,114,371      $ 9,643,877                       126,758,248
                                                          -----------------------------------------------------------------

Expenses:

Management fee                                                 5,342,563          497,905        (28,745)(a)      5,811,723
                                                          -----------------------------------------------------------------
Distribution Fee - Class A                                     2,437,438              -          457,817 (b)      2,895,255
                                                          -----------------------------------------------------------------
Distribution Fee - Class C                                           -            907,349                           907,349
                                                          -----------------------------------------------------------------
Shareholder servicing costs                                    1,170,979           90,000                         1,260,979
                                                          -----------------------------------------------------------------
Reports to shareholders                                          179,927           25,000        (25,000)(c)        179,927
                                                          -----------------------------------------------------------------
Audit & Legal                                                     82,997           27,500        (12,000)(c)         98,497
                                                          -----------------------------------------------------------------
Directors' Fees                                                   26,955              -                              26,955
                                                          -----------------------------------------------------------------
Organization expense                                                 -              7,332         22,054 (d)         29,386
                                                          -----------------------------------------------------------------
Other                                                            165,768          110,405                           276,173
                                                          -----------------------------------------------------------------
Total Expenses                                                 9,406,627        1,665,491        414,126 (c)     11,486,244
                                                          -----------------------------------------------------------------
Net Investment Income                                        107,707,744        7,978,386       (414,126)       115,272,004

Net Realized and Unrealized gain (loss) on Investments:

 Net Realized gain (loss) from security transactions

 Proceeds from sales                                       1,731,772,417      120,025,909                     1,851,798,326

 Cost of securities sold                                   1,780,432,781      119,658,762                     1,900,091,543

                                                          -----------------------------------------------------------------
Net realized gain (loss)                                     (48,660,364)         367,147                       (48,293,217)
                                                          -----------------------------------------------------------------

Net unrealized appreciation (depreciation) of
 investments:
 Beginning of year                                          (118,993,760)      (2,998,476)                     (121,992,236)

 End of year                                                   3,230,300        2,332,824                         5,563,124
                                                          -----------------------------------------------------------------
Net unrealized appreciation                                  122,224,060        5,331,300                       127,555,360
                                                          -----------------------------------------------------------------

 Net realized/unrealized gain on investment                   73,563,696        5,698,447            -           79,262,143
                                                          -----------------------------------------------------------------
Net increase in net assets resulting from operations      $  181,271,440   $   13,676,833      ($414,126)       194,534,147
                                                          =================================================================


----------------
(a) Adjustment to reflect reduction in management fees of Lord Abbett Securities Trust Bond-Debenture Trust.
(b)  Adjustment to reflect increase in 12B-1 plan for Class A shares.
(c)  Adjustment to reflect elimination of duplicative expenses.
(d) Adjustment to reflect the write-off of unamortized deferred organization costs of Lord Abbett Securities Trust Bond-Debenture Trust.

Notes to Pro-Forma Financial Statements
1. Significant Accounting Policies The Lord Abbett Bond Debenture Fund (the "Company") is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The following is a summary of significant accounting policies consistently followed by the Company. The policies are in conformity with generally accepted account-ing principles.

(a) Market value is determined as follows: Securities listed or admitted to trading privileges on any national securities exchange are valued at the last sales price on the principal securities exchange on which such securities are traded, or, if there is no sale, at the mean between the last bid and asked prices on such exchange, or, in the case of bonds and notes, in the over-the-counter market if, in the judgment of the Company's officers, that market more accurately reflects the market value of bonds and notes. Securi-ties traded only in the over-the-counter market are valued at the mean between the bid and asked prices, except that securities admitted to trad- ing on the NASDAQ National Market System are valued at the last sales price if it is determined that such price more accurately reflects the value of such securities. Securities for which market quotations are not available are valued at fair value under procedures approved by the Board of Direc-tors, such procedures require the use of estimates.

(b) It is the policy of the Company to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income in taxable distributions. Therefore, no federal income tax provision is required.

(c) Security transactions are accounted for on the date that the securities are purchased or sold (trade date). Interest income is recorded on the accrual basis. Dividend income and distributions to shareholders are recorded on the ex-dividend date. The Company has elected not to amortize the premiums on U.S. Government bonds, which is consistent with the treatment for federal income tax purposes.

(d) A portion of the proceeds from sales and costs of repurchases of capital shares, equivalent to the amount of distributable net investment income on the date of the transaction, is credited or charged to undistributed income. Undistributed net investment income per share thus is unaffected by sales or repurchases of shares.

(e) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investment Grades

Investment-grade corporate bonds consist of securities rated within one of the four highest ratings determined either by Moody's Investors Service Inc. or Standard & Poor's Corporation. Lower rated straight debt consists of se-curities rated lower than the four highest ratings or that have no rating.

3. Repurchase Agreements

The Company may enter into repurchase agreements with certain banks and broker/dealers whereby the Company, through its custodian, receives delivery of the underlying securities, the amount of which at the time of purchase and each subsequent business day is required to be maintained at such a level that the market value, depending on the maturity of the repurchase agreement and the underlying collateral, is equal to at least 100% of the resale price.

4. Distributions

Dividends from net investment income are declared monthly and paid monthly. Taxable net realized gains from security transactions, if any, are usually declared in December of the current year or January of the succeeding year. The company had a capital loss carryforward as of December 31, 1995 of approximately $120,000,000 of which $20,000,000 expires in 1996, $5,000,000 expires in 1997,
$28,000,000 expires in 1998,  $17,000,000 expires in 1999, $1,000,000 expires in
2002 and $49,000,000 expires in 2003. Accordingly, no capital gain distribution is expected to be paid to shareholders until net gains have been realized in excess of such amounts.

5. Agreements

The Company has a management agreement with Lord, Abbett & Co. for the services performed and expenses assumed by Lord, Abbett & Co., the Company paid a fee based on average daily net assets at the following annual rates: 0.50% on the first $500 million and 0.45% on the assets over $500 million.

For the Class A shares the Company has a Rule 12b-1 Plan providing for (a) the payment of a service fee to dealers at the annual rate of .15% of the average daily net asset value of the Company's shares sold by dealers prior to June 1, 1990 and .25% of the average daily net asset value of such shares sold on or after that date and (b) a one-time 1% distribution fee, at the time of sale, on such shares sold at net asset value of $1 million or more.

Pursuant to Rule 12b-1, for Class C shares, the Company will pay, (1) a service fee and a distribution fee, at the time shares are sold, not to exceed .25% and
 .75%, respectively, of the net asset value of such shares and

(2) at each quarter-end after the first anniversary of the sale of such shares, fees for services and distribution at annual rates not to exceed .25% and .75%, respectively, of the average annual net asset value of shares oustand- ing (payments with respect to shares not outstanding during the full quarter to be prorated). The fees will be paid to Lord Abbett Distributor llc, which may retain from the quarterly distribution fee, for payment of distribution expenses incurred directly by it, an amount not to exceed .10% of the average annual net asset value of such shares outstanding.



                                    PART C

ITEM 15.  INDEMNIFICATION

          Registrant is incorporated under the laws of the State of Maryland and is subject to Section 2-418 of the Corporations and Associations Article of the Annotated Code of the State of Maryland controlling the indemnification of the directors and officers. Since Registrant has its executive offices in the State of New York, and is qualified as a foreign corporation doing business in such State, the persons covered by the foregoing statute may also be entitled to and subject to the limitations of the indemnification provisions of Section 721-726 of the New York Business Corporation Law.

          The general effect of these statutes is to protect officers, directors and employees of Registrant against legal liability and expenses incurred by reason of their positions with the Registrant. The statutes provide for indemnification for liability for proceedings not brought on behalf of the corporation and for those brought on behalf of the corporation, and in each case place conditions under which indemnification will be permitted, including requirements that the officer, director or employee acted in good faith. Under certain conditions, payment of expenses in advance of final disposition may be permitted. The By-Laws of Registrant, without limiting the authority of Registrant to indemnify any of its officers, employees or agents to the extent consistent with applicable law, make the indemnification of its directors mandatory subject only to the conditions and limitations imposed by the above-mentioned Section 2-418 of Maryland Law and by the provisions of Section 17(h) of the Investment Company Act of 1940 as interpreted and required to be implemented by SEC Release No. IC-11330 of September 4, 1980.

          In referring in its By-Laws to, and making indemnification of directors subject to the conditions and limitations of, both Section 2-418 of the Maryland Law and Section 17(h) of the Investment Company Act of 1940, Registrant intends that conditions and limitations on the extent of the indemnification of directors imposed by the provisions of either Section 2-418 or Section 17(h) shall apply and that any inconsistency between the two will be resolved by applying the provisions of said Section 17(h) if the condition or limitation imposed by Section 17(h) is the more stringent. In referring in its By-Laws to SEC Release No. IC-11330 as the source for interpretation and implementation of said Section 17(h), Registrant understands that it would be required under its By-Laws to use reasonable and fair means in determining whether indemnification of a director should be made and undertakes to use either (1) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified ("indemnitee") was not liable to Registrant or to its security holders by reason of willful malfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office ("disabling conduct") or (2) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the indemnitee was not liable by reason of such disabling conduct, by (a) the vote of a majority of a quorum of directors who are neither "interested persons" (as defined in the 1940 Act) of Registrant nor parties to the proceeding, or (b) an independent legal counsel in a written opinion. Also, Registrant will make advances of attorneys' fees or other expenses incurred by a director in his defense only if (in addition to his undertaking to repay the advance if he is not ultimately entitled to indemnification) (1) the indemnitee provides a security for his undertaking, (2) Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of the non-interested, non-party directors of Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts, that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          In addition, Registrant maintains a directors' and officers errors and omissions liability insurance policy protecting directors and officers against liability for breach of duty, negligent act, error or omission committed in their capacity as directors or officers. The policy contains certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

ITEM 16.  EXHIBITS

   1. (a)  Amended and Restated Articles of Incorporation of the Registrant. (1)
      (b)  Amendment to Articles of Incorporation. (2)
      (c)  Amendment to Articles of Incorporation. (3)
      (d)  Amendment to Articles of Incorporation. (4)
      (e) Form of Amendment authorizing multiple class structure; filed herewith.
      (f)  Form of Amendment designating Class A shares; filed herewith.
      (g) Form of Articles Supplementary classifying Class C shares; filed herewith.

   2.      By-Laws of the Registrant. (1)

   3.      Not Applicable.

   4. Form of Agreement and Plan of Reorganization between Registrant and Lord Abbett Securities Trust - Lord Abbett Bond-Debenture Trust; filed herewith as Exhibit A contained in part A of this Registration Statement.

   5.      Not Applicable.

   6. (a) Investment Management Agreement, dated March 15, 1971, between the Registrant and Lord, Abbett & Co. (1)
      (b)  Amendment to Investment Management Agreement. (4)

  7. (a) Form of Rule 12b-1 Plan for Registrant's Class C shares; filed herewith.
      (b) Distribution Agreement, dated March 23, 1972, between Registrant and Lord, Abbett & Co. (2)
      (c)  Amendment to Distribution Agreement. (5)

  8.  (a)  Deferred Compensation Plan. (6)
      (b)  Retirement Plan. (6)

  9.  (a)  Custody Agreement. (1)
      (b) Form of Assignment and Assumption Agreement between Morgan Guaranty Trust Company of New York and Bank of New York; filed herewith

 10.  (a)  See Item 7(a) above.
      (b)  Form of Rule 18f-3 Plan; filed herewith.

 11. Form of Opinion and Consent of Debevoise & Plimpton as to the legality of securities being issued; filed herewith.

 12. Form of Opinion and Consent of Debevoise & Plimpton as to Tax Matters; filed herewith.

 13.       Not Applicable.

 14. (a) Consent of Deloitte & Touche LLP regarding financial statements of both Registrant and Lord Abbett Securities Trust; filed herewith.

      (b) Ruling application submitted to the Internal Revenue Service, dated October 19, 1995, supplemental application, dated January 26, 1996, and Ruling, dated February 5, 1996; filed herewith.

 15.       Not Applicable.

 16.       Not Applicable.

 17.  (a)  Form of Proxy Card; filed herewith.
      (b) Prospectus and Statement of Additional Information of the Registrant dated May 1, 1995. (5)
      (c) Financial statements of the Acquired Fund for the fiscal year ended October 31, 1995, and the report thereon of Deloitte & Touche LLP, independent public accountants. (7)
      (d)  Notice to Brokers
      (e)  Letter to shareholders

_________________

(1) Incorporated herein by reference to Post-Effective Amendment No. 24 to Registrant's Registration Statement on Form N-1A File Nos. 811-2145 and 2-838910 filed on or about February 25, 1979.
(2) Incorporated herein by reference to Post-Effective Amendment No. 29 to Registrant's Registration Statement on Form N-1A File Nos. 811-2145 filed on or about February 25, 1986.

(3) Incorporated herein by reference to Post-Effective Amendment No. 30 to Registrant's Registration Statement of Lord Abbett Securities Trust on Form N-1A File Nos. 811-2145 filed on or about February 26, 1987.
(4) Incorporated herein by reference to Post-Effective Amendment No. 31 to Registrant's Registration Statement on Form N-1A (File Nos. 811-2145 and 2-38910) filed on or about April 27, 1988.
(5) Incorporated herein by reference to Post-Effective Amendment No. 38 to Registrant's Registration Statement on Form N-1A (File Nos. 811-2145 and 2-38910) filed on or about April 28, 1995.
(6) Incorporated herein by reference to Post-Effective Amendment No. 7 to Lord Abbett Securities Trust's Registration Statement on Form N-1A (File Nos. 811-7988 and 33-68090) filed on or about October 7, 1994.
(7) 1995 Annual Report of Lord Abbett Securities Trust filed on or about January 10, 1996.

ITEM 17.  UNDERTAKINGS

(1) The undersigned registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR (S) 230.145c] the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                  SIGNATURES

          As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of New York and State of New York on the 29th day of February 1996.

                                          LORD ABBETT BOND-DEBENTURE FUND, INC.


                                          By: /s/ RONALD P. LYNCH
                                             Ronald P. Lynch, Chairman
                                                 of the Board

          As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.


            SIGNATURE                         TITLE                   DATE
            ---------                         -----                   ----

/S/ RONALD P. LYNCH                                              2/29/96
__________________________________    Chairman of the Board      ____________
   Ronald P. Lynch                    and Director


/S/ ROBERT S. DOW                                                2/29/96
__________________________________    President and Director     ____________
   Robert S. Dow


/S/JOHN J. GARGANA, JR.                                          2/29/96
__________________________________    Vice President and         ____________
   John J. Gargana, Jr.               Chief Financial Officer

 /S/ E. THAYER BIGELOW                                           2/29/96
__________________________________    Director                   ____________
   E. Thayer Bigelow

__________________________________    Director                   ____________
   Stewart S. Dixon


__________________________________    Director                   ____________
   John C. Jansing


/S/ C. ALAN MACDONALD                                            2/29/96
__________________________________    Director                   ____________
   C. Alan MacDonald


__________________________________    Director                   ____________
   Hansel B. Millican, Jr.


/S/ THOMAS J. NEFF                                               2/29/96
__________________________________    Director                   ____________
   Thomas J. Neff

                                 EXHIBIT INDEX

          The following exhibits are filed as a part of this Registration Statement pursuant to General Instruction G of Form N-14.

EXHIBIT                                                                                    PAGE
NUMBER                             DESCRIPTION                                            NUMBER
---------                          -----------                                            ------
(1)(b)        Form of Amendment authorizing multiple class structure

   (c)        Form of Amendment designating Class A shares

   (d)        Form of Articles Supplementary classifying Class C shares

(4)           Form of Agreement and Plan of Reorganization between the Registrant and
              Lord Abbett Securities Trust - Bond-Debenture Trust

(7)(a)        Form of Rule 12b-1 Plan for Registrant Class C shares

(9)(b)        Form of Assignment and Assumption Agreement, between Morgan Guaranty
              Trust Company of New York and Bank of New York; filed herewith

(10)(b)       Form of Rule 18f-3 Plan

(11)          Form of Opinion and Consent of Debevoise & Plimpton as to legality of securities being issued

(12)          Form of Opinion and Consent of Debevoise & Plimpton as to Tax Matters

(14)(a)       Consent of Deloitte & Touche LLP regarding financial statements of both
              Registrant and Lord Abbett Securities Trust.

(b)           Ruling application submitted to the Internal Revenue Service, dated
              October 19, 1995, supplemental application, dated January 26, 1996, and
              Ruling, dated February 5, 1996.

(17)(a)       Form of Proxy Card

(17)(d)      Notice to Brokers

(17)(e)       Letter to Shareholders re: Proxy